82-34746

RECEIVED

2006 DEC 13 P 1:01

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

December 9, 2006

Office of International Corporate Finance
Room 3094 – Stop 3-6
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Seiko Epson Corporation
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the information listed in Annex A attached hereto required by Rule 12g3-2(b).

If you have any further questions or requests for additional information please do not hesitate to contact Mukawa Toshiro of Investor Relations Department at 011-81-3-3343-5513 (telephone) or 011-81-3-3348-7386 (facsimile).

Very truly yours,

Seiko Epson Corporation


06019158

By: T. Mukawa
Name: Toshiro Mukawa
Title: General Manager
Investor Relations Department

ANNEX A

A. JAPANESE LANGUAGE DOCUMENTS
(Extract English translation of the document listed below is included in EXHIBIT A, attached hereto)

Interim Shareholders Report (from April 1, 2006 to September 30, 2006)

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed below are included in EXHIBIT B, attached hereto)

	Date	Title
1.	October 25, 2006	CONSOLIDATED RESULTS FOR THE HALF YEAR ENDED SEPTEMBER 30, 2006
2.	October 25, 2006	Supplementary Information Consolidated Half Year ended September 30, 2006
3.	October 25, 2006	First Half and Second Quarter Financial Results Fiscal Year 2006 (Ending March 2007)

4.	Press Release Date	Title
(1)	October 18, 2006	Announcement of Revised Financial Results Outlook
(2)	October 25, 2006	Yasu Semiconductor Corp. Asset Transfer and Dissolution
(3)	October 25, 2006	Consolidated Results for the Half Year Ended September 30, 2006
(4)	November 13, 2006	Epson and Microsoft Announce a Cross-License of their Patent Holdings – The Agreement Allows Expanded Intellectual Property Access for Each Company
(5)	November 27, 2006	Epson Announces Settlements, Consent Orders and Default Judgments in the ITC Action Filed against 24 Aftermarket Cartridge Companies

EXHIBIT A

EXTRACT TRANSLATION

Set out below is the extract English translation of the document referred to in ANNEX A, Section A.

Interim Shareholders Report (from April 1, 2006 to September 30, 2006)

[abridged translation]

[Cover]

INTERIM SHAREHOLDERS REPORT

[From April 1, 2006, to September 30, 2006]

[Inside cover—Contents page]

Table of Contents

[Page 1]

(Unit: 100 millions of yen)

	Interim March 2005 (April 1, 2004, through September 30, 2004)	March 2005 (April 1, 2004, through March 31, 2005)	Interim March 2006 (April 1, 2005, through September 30, 2005)	March 2006 (April 1, 2005, through March 31, 2006)	**Interim March 2007** (April 1, 2006, through September 30, 2006)
Net sales	6,834	14,797	7,202	15,495	**6,773**
Operating income	658	909	60	257	**209**
Ordinary income	637	853	88	279	**208**
Net (interim) income (loss)	394	556	(11)	(179)	**4**
Total assets	12,048	12,982	13,745	13,257	**13,262**
Net assets	4,606	4,728	4,794	4,745	**5,023**
Share data (per share, in yen)					
Net interim income (loss)	201.02	283.60	(5.91)	(91.24)	**2.10**
Net assets	2,345.78	2,408.13	2,441.77	2,416.54	**2,421.06**

Notes:
1. Amounts have been rounded down to the unit shown (except for the share data).
2. Due to a change in accounting rules, the shareholder's equity is now indicated as the net assets. The net assets and the net assets per share up to March 2006 are indicated respectively as the stockholders' equity and stockholders' equity per share derived by using the original calculation method.

Net sales


(100 million yen)
20,000
16,000
12,000
8,000
4,000
0
2005
March
2006
March
2007
March
Interim
Full Period

Operating income


(100 million yen)
1,000
800
600
400
200
0
2005
March
2006
March
2007
March
Interim
Full Period

Net (interim) income (loss)



(100 million yen)
600
400
200
0
-200
2005 March
2006 March
2007 March
Interim
Full Period

Total assets/ Net assets



(100 million yen)
15,000
12,000
9,000
6,000
3,000
0
Interim 2005 March
2005 March
Interim 2006 March
2006 March
Interim 2007 March
Total assets
Net assets

To our shareholders

The New Mid-range Management Plan and the Business Performance for this Interim Period

In response to the significant decline in profits in the preceding period, Epson developed a mid-range management plan in March 2006 called "Creation and Challenge 1000," which will serve as the focal point of Epson's management innovation strategy. Epson is currently pooling its combined strengths as a collective group to achieve more than 10 billion yen in ordinary income, in accordance with the 5 mid-term group management principles set out in the mid-range management plan. This interim period, we redefined and reinforced our business and commercial product portfolio based on the mid-range management plan and made efforts to reform our business structure, enabling us to achieve profits exceeding those of the same period last year.

For the ink-jet printer business, our marketing strategy focused on the profitability of the printers. Based on this strategy, we thoroughly examined the product mix for each region and enacted measures to reduce the shipments of unprofitable models. Cost-reduction efforts, including our reduction of fixed costs, and the depreciation of the yen led to profits greater than the same period last year.

In the display business, demand for mobile phones actually increased, but intensified competition led to price drops. Attempts to expand the range in which displays can be applied beyond mobile phones fell short of expectations, resulting in a significant fall in income and profits compared to the same period last year.

As a result, net sales for this interim period was 677,390 million yen (a 5.9% decrease from the same period last year), operating income 20,959 million yen (249.1% increase over the same period last year), and ordinary income 20,880 million yen (135.2% increase over the same period last year). Net income for the period was 412 million yen (it was 1,160 million yen in the same period last year).

*Interim Group Management Principle

1. Redefine & reinforce the business and product portfolio
2. Reorganize the device businesses
3. Streamline costs
4. Reform the governance system
5. Reform the corporate culture

Dividends

The interim dividend is 16 yen per share, which is equivalent to last year's. We are moving forward to improve cash flow by increasing managerial efficiency and profitability and our fundamental policy is to continue providing our shareholders with sound returns. When we provide dividends, we do so after giving considerable thought to the demand for funds for future business strategies and to the state of our results and finances. Our business results have increased over the same period last year, but since we are still in the middle of

implementing improvement measures based on the mid-range management plan, we will not change the dividend forecast at the start of this period. We will instead pay a dividend equal to that of the previous period.

Management strategies for second half of FY 2007

We aim to manage Epson in such a way that earns not only your trust as our shareholders, but the trust of all our stakeholders. We are thus firmly aware that to earn that support we must achieve the mid-range management plan based on the mid-range group management policy, especially in this initial year, and clearly demonstrate a recovery in our business performance

To this end, we will remain steadfastly dedicated to our reforms and to employing various initiatives in the second half of fiscal 2007. Cost reduction is taking effect in the display business, but the expansion of the range of application of displays beyond that of mobile phones is again not expected to progress as initially planned. We also anticipate that fluctuations in customer demand will make it difficult to secure the expected level of sales in the mobile phone related display business. We will therefore aim to quickly turnaround and improve our results by reinforcing our sales structure and thoroughly reducing costs, including fixed costs, even more than we have to date.

In the inkjet printers business, we will be pushing ahead with growth-generating measures by enhancing the basic capabilities of the printers and selling new products with ink cartridges that are even easier to use. And we will continue with our marketing strategies focusing on the profitability of printers.

Looking to the future, Epson will unite as a collective group to recover its business performance for this period and achieve the mid-range management plan. We thank you for your valued support and assistance and hope that you will continue to do so.

November 2006
Seiji Hanaoka
President

A look at sales by business segment

Epson's business is composed of three main businesses: the information-related equipment business, the electronics devices business, and the precision products business. The following data shows information on the net sales and operating income for those businesses in comparison with the same period last year. The make up of net sales and operating income by business segment after Interim March 2005 is also set out below.

Net Sales by Business Segment

	Interim March 2005	March 2005	Interim March 2006	March 2006	**Interim March 2007**
Consolidated Net Sales	6,834	14,797	7,202	15,495	**6,773**
Information-Related Equipment Business	4,345	9,460	4,407	9,764	**4,179**
Electronic Devices Business	2,207	4,826	2,579	5,269	**2,310**
Precision Products Business	438	811	429	857	**460**
Other Businesses	179	345	162	329	**154**
Eliminated and Corporate	(335)	(645)	(377)	(725)	**(331)**

Notes: Amounts have been rounded down to the unit shown (except for the share data).


(100 million yen)
20,000
15,000
10,000
5,000
0
-5,000
Interim 2005 March
2005 March
Interim 2006 March
2006 March
Interim 2007 March
Information-Related Equipment Business
Electronic Devices Business
Precision Products Business
Other Businesses
Eliminated and Corporate

Operating Income by Business Segment

	Interim March 2005	March 2005	Interim March 2006	March 2006	**Interim March 2007**
Consolidated Sales Profit	658	909	60	257	**209**
Information-Related Equipment Business	309	615	150	450	**323**
Electronic Devices Business	371	385	(30)	(97)	**(83)**
Precision Products Business	27	24	10	23	**27**
Other Businesses	(51)	(130)	(73)	(127)	**(62)**
Eliminated and Corporate	0	14	2	9	**4**


(100 million yen)
1,250
1,000
750
500
250
0
-250
Interim 2005 March
2005 March
Interim 2006 March
2006 March
Interim 2007 March
Information-Related Equipment Business
Electronic Devices Business
Precision Products Business
Other Businesses
Eliminated and Corporate

1. Information Related Equipment Segment

Businesses in this segment are the printer business (which includes inkjet printers, laser printers, dot-matrix printers, broadsheet inkjet printers and their consumables, color image scanners, mini-printers, POS systems-related equipment), the imaging devices business (which includes LCD projectors, large screen LCD projector televisions, LCD screens and label writers), and other businesses (such as PCs).

Net sales in this segment for interim (March) FY 2007 were 417,993 million yen (a 5.2% decrease from the same period last year).

In the printer* business, in addition to having their shipments decreased in order to meet the first-year stage of the mid-range management plan, inkjet printers were also affected by price drops. (*Hereafter in this report, references to printers also include their respective consumables.) Low-priced models of the dot-matrix printers showed an increase in sales. Demand for terminal modules rose and they benefited from the depreciation of the yen. Sales of laser printers were down, however, as a result of intensified competition. Overall, therefore, income from the printer business decreased.

In the imaging devices business, demand for OEM engines for projector televisions fell but, among other positive factors, low-priced LCD projector models for business use saw a considerable rise in demand. This all led to a rise in revenues from the imaging devices business.

Epson's operating income for interim (March) FY 2007 thus ended at 3,238 million yen (a 114.0% increase over the same period last year) as a result of the revised product mix for inkjet printers (which focused on the profitability of printers), Epson's return to profitability (due to the cost reduction of sales and general administration costs), positive outcomes with LCD projectors, and the depreciation of the yen.

[Page 12]

2. Electronics devices segment

Businesses in this segment are the display business (which includes our small and medium-sized LCDs and our high-temperature polysilicon TFT (thin-film transistor) liquid crystal panels), the semiconductor business (CMOS, LSIs), and the quartz devices business (which includes crystal units, crystal oscillators and optical devices).

Net sales in this segment for interim (March) FY 2007 were 231,072million yen (a 10.4% decrease from the same period last year).

Although there was increased demand for mobile phones, intensified competition in the display business exerted a downward pressure on prices of MD-TFD LCD, amorphous silicon TFT LCD, and color STN LCDs, and orders for low-temperature polysilicon TFT LCDs were lackluster . These results decreased the overall revenue for the display business.

In the semiconductor business, system LSI. was subject to intensified competition and declined in numbers, as with the numbers and prices of other products. The effect of this was considerably less revenues over the entire semiconductor business.

And in the quartz devices business, prices fell across the board, but the effect of the business merger with Tokyo Tsushin Kogyo Co., Ltd., amounted to a significant increase in revenue.

[Page 13]

Interim (March) FY 2007 thus saw the electronics devices segment record an operating loss of 8,333 million yen (Epson recorded an operating income of 3,095 million yen in the same period last year). This loss was the result of reduced revenues in the display business although there were favorable factors: profitability improved in the semiconductor business, where fixed costs decreased due to the fixed-cost structural reform of the previous period, and the business merger in the quartz device business positively affected the electronics devices segment.

3. Precision products business

Businesses in this segment are the watch business (which includes watches and watch movements), the optical business (which includes plastic corrective lenses), and the factory automation product business (which includes horizontally articulated robots, handlers , industrial inkjet appliances).

Net sales in this segment for interim (March) FY 2007 were 46,065 million yen (7.2% increase over the same period last year).

Although this segment was affected by the optical device business shifting to the electronics device segment, new sales of industrial inkjet appliances and the increased demand in IC handlers emanating from the steady semiconductor market conduced increased revenues for the segment as a whole.

Operating income, due to the effects of the expanding component ratio for high added value

products in watch sales, ended at 2,786 million yen (171.3% increase over the same period last year).

Overview of Consolidated Accounts

Outline of Interim Consolidated Balance Sheet

(All units: 100 millions of yen)

	Interim March 2007 (As of September 30, 2006)	March 2006 (As of March 31, 2006)
Assets		
Current assets	**8,235**	**7,959**
Cash and cash equivalents	2,212	2,330
Notes and accounts receivable, trade	2,564	2,447
Inventories	2,144	1,920
Others	1,355	1,298
Allowance for doubtful accounts	(41)	(36)
Property, plant, and equipment	**5,027**	**5,298**
Tangibles	4,176	4,261
Buildings and structures	4,542	4,500
Machinery and equipment	5,788	5,682
Furniture and fixtures	2,134	2,089
Land	679	668
Others	55	61
Accumulated depreciation	(9,023)	(8,742)
Intangibles	234	242
Investments and other assets	615	793
Investment securities	479	498
Other assets	141	300
Allowance for doubtful accounts	(4)	(4)
Total assets	**13,262**	**13,257**

Note: 1. All amounts have been rounded down to the unit shown (same for all amounts in all balance sheets below).
2. The "Shareholder's equity" section for March 2006 has been modified to match the "Net Assets" section for Interim March 2007 (except for deferred hedge profit and loss).

[Page 14 continued]

	Interim March 2007 (As of September 30, 2006)	March 2006 (As of March 31, 2006)
Liabilities		
Current liabilities	**5,820**	**5,079**
Notes and accounts payable, trade	1,514	1,286
Short-term bank loans	919	503
Current portion of long-term debt	1,294	1,137
Accounts payable	911	1,023
Other	1,179	1,128
Fixed liabilities	**2,418**	**3,116**
Bond	527	527
Long-term debt	1,466	2,128
Other current liabilities	425	460
Total liabilities	**8,239**	**8,195**
Net Assets		
Shareholders' equity	**4,572**	**4,600**
Capital	532	532
Additional paid-in capital	795	795
Retained earnings	3,245	3,273
Treasury Stock	(0)	(0)
Evaluation and exchange rate variance	**181**	**144**
Net unrealized gains on other securities	96	105
Deferred hedge profit and loss	(2)	-
Translation adjustments	87	39
Minority shareholders equity	**269**	**317**
Total net assets	**5,023**	**5,062**
Total liabilities and net assets	**13,262**	**13,257**

Interim Consolidated Balance Sheet Highlights

Total Assets
Due to the scrutiny and revisions of capital investment, the total assets is on the same level as the previous period.

Inventories
In preparation for end-of-year sales competition, there was more inventory of

information-related equipment, so inventories were up by 22,400 million yen compared with the end of the previous period.

Outline of Interim Consolidated Statements of Income

(All units: 100 millions of yen)

	Interim March 2007 (April 1, 2006, through September 30, 2006)	Interim March 2006 (April 1, 2005, through September 30, 2005)
Net sales	**6,773**	**7,202**
Cost of Sales	5,158	5,628
Total Sales Revenue	**1,615**	**1,574**
Sales Cost and General Administration Cost	1,405	1,514
Operating income	**209**	**60**
Non-operating Profit	**72**	**64**
Non-operating Cost	**73**	**35**
Ordinary income	**208**	**88**
Special Income	**7**	**3**
Special Loss	**53**	**14**
Interim income before income taxes etc.	**162**	**76**
Corporate Tax, Inhabitant Tax and Business Tax	83	67
Corporate Tax etc. Adjustments	121	12
Minority Shareholders' Income	(47)	7
Net interim income (loss)	**4**	**(11)**

Outline of Interim Consolidated Statements of Cash Flow

(All units: 100 millions of yen)

	Interim March 2007 (April 1, 2006, through September 30, 2006)	Interim March 2006 (April 1, 2005, through September 30, 2005)
Cash flows from operating activities	496	268
Cash flows from investing activities	(475)	(583)
Cash flows from financing activities	(134)	529
Effect of exchange rate fluctuations on cash and cash equivalents	3	12
Net increase (decrease) in cash and cash equivalents	(110)	226

Cash and cash equivalents at the beginning of the year		2,801	2,349
Cash and cash equivalents due to the merger of non-consolidated subsidiaries		-	1
Cash and cash equivalents at the end of the interim period		2,690	2,577

Interim Consolidated Statements of Changes in Shareholders' equity (April 1, 2006 to September 30, 2006)

(All units: 100 millions of yen)

Subject / Classification	Shareholders' equity					Evaluation and exchange rate variance				Minority Shareholders' equity	Total net assets
	Capital	Additional paid-in capital	Retained earnings	Treasury Stock	Total Shareholders' equity	Net unrealized gains on other securities	Deferred hedge profit and loss	Translation Adjustments	Evaluation and exchange rate variance		
Remaining Value as of March 31, 2006	532	795	3,273	(0)	4,600	105	-	39	144	317	5,062
Changes during the Consolidated Interim Accounting Period											
Distribution of Reserve	-	-	(31)	-	(31)	-	-	-	-	-	(31)
Interim Net Profit	-	-	4	-	4	-	-	-	-	-	4
Acquisition of Treasury Stock	-	-	-	(0)	(0)	-	-	-	-	-	(0)
Changes (net) in the items other than the stockholders' equity during the consolidated interim accounting period	-	-	-	-	-	(9)	(2)	47	36	(47)	(11)
Total Changes during the Consolidated Interim Accounting Period	-	-	(27)	(0)	(27)	(9)	(2)	47	36	(47)	(38)

Remaining Value as of September 30, 2006	532	795	3,245	(0)	4,572	96	(2)	87	181	269	5,023

Note: The "Distribution of Reserve" is a matter concerning the "appropriation of profits" that was raised at the ordinary shareholder's meeting in June, 2006.

Overview of Non-consolidated Accounts

Outline of Interim Non-Consolidated Balance Sheet

(All units: 100 millions of yen)

	Interim March 2007 (As of September 30, 2006)	March 2006 (As of March 31, 2006)
Assets		
Current assets	**4,227**	**3,785**
Property, plant, and equipment	**4,603**	**4,893**
Tangibles	2,460	2,594
Intangibles	155	159
Investments and other assets	1,987	2,139
Total assets	**8,830**	**8,678**
Liabilities		
Current liabilities	**3,922**	**3,148**
Fixed liabilities	**1,657**	**2,316**
Total liabilities	**5,580**	**5,465**
Net assets		
Shareholders' equity	**3,164**	**3,117**
Capital	532	532
Additional paid-in capital	795	795
Retained earnings	1,837	1,790
Treasury stock	(0)	(0)
Evaluation and exchange rate variance	**85**	**96**
Total net assets	**3,249**	**3,213**
Total liabilities and net assets	**8,830**	**8,678**

Note: The "Shareholder's equity" section for March 2006 has been modified to match the "Net Assets" section for Interim March 2007.

(All units: 100 millions of yen)

Outline of Interim Non-consolidated Statements of Income

(All units: 100 millions of yen)

	Interim March 2007 (April 1, 2006, through September 30, 2006)	Interim March 2006 (April 1, 2005, through September 30, 2005)
Net sales	**4,181**	**4,433**
Cost of Sales	3,578	4,071
Total Sales Revenue	**602**	**361**
Sales Cost and General Administration Cost	379	486
Operating income (loss)	**222**	**(125)**
Non-operating Profit	**110**	**124**
Non-operating Cost	**55**	**33**
Ordinary income (loss)	**277**	**(34)**
Special Income	**0**	**2**
Special Loss	**105**	**6**
Interim income (loss) before income taxes etc.	**172**	**(38)**
Corporate Tax, Inhabitant Tax and Business Tax	(13)	(21)
Corporate Tax etc. Adjustments	107	(14)
Net interim income (loss)	**78**	**(3)**

Outline of Interim Statements of Changes in Shareholders' equity (April 1, 2006 to September 30, 2006)

(All units: 100 millions of yen)

Subject / Classification	Shareholders' equity							Evaluation and exchange rate variance			Total net assets
	Capital	Additional paid-in capital	Retained earnings			Treasury Stock	Total Shareholders' equity	Net realized gains on other securities	Deferred hedge profit and loss	Evaluation and exchange rate variance	
		Capital reserve	Earned reserve	Other retained earnings	Total retained earnings						
Remaining Value as of March 31, 2006	532	795	31	1,758	1,790	(0)	3,117	96	-	96	3,213
Changes during the Interim Accounting Period											
Distribution of Reserve	-	-	-	(31)	(31)	-	(31)	-	-	-	(31)
Interim Net Profit	-	-	-	78	78	-	78	-	-	-	78
Acquisition of Treasury Stock	-	-	-	-	-	(0)	(0)	-	-	-	(0)
Changes (net) in the items other than the shareholder's equity during the interim accounting period	-	-	-	-	-	-	-	(7)	(3)	(10)	(10)
Total Changes during the	-	-	-	47	47	(0)	47	(7)	(3)	(10)	36

Accounting Period											
Remaining Value as of September 30, 2006	532	795	31	1,805	1,837	(0)	3,164	88	(3)	85	3,249

Note: The "Distribution of Reserve" is a matter concerning the "appropriation of profits" that was raised at the ordinary shareholder's meeting in June, 2006.



EXHIBIT B

ENGLISH DOCUMENTS

Set forth below are the English documents referred to in ANNEX A, Section B.

Section B item 1

October 25, 2006 CONSOLIDATED RESULTS FOR THE HALF YEAR ENDED SEPTEMBER 30, 2006



SEIKO EPSON CORPORATION
3-5 Owa 3-chome Suwa, Nagano
392-8502, Japan
Tel: +81-266-52-3131
http://www.epson.co.jp/e/

October 25, 2006

CONSOLIDATED RESULTS FOR THE HALF YEAR ENDED SEPTEMBER 30, 2006

Consolidated Financial Highlights

<Income statements and cash flows data> (Millions of yen, thousands of U.S. dollars, except for per share data)

	Six months ended September 30		Change	Year ended March 31,	Six months ended September 30,
	2005	**2006**		2006	**2006**
Statements of Income Data:					
Net sales	¥720,244	**¥677,390**	(5.9%)	¥1,549,568	**$5,745,462**
Operating income	6,004	**20,960**	249.1%	25,758	**177,778**
Income (loss) before income taxes and minority interest	7,699	**16,218**	110.7%	(20,047)	**137,557**
Net income (loss)	(1,161)	**413**	- %	(17,917)	**3,503**
Statements of Cash Flows Data:					
Cash flows from operating activities	26,872	**49,638**	84.7%	117,497	**421,018**
Cash flows from investing activities	(58,398)	**(47,560)**	(18.6%)	(95,266)	**(403,393)**
Cash flows from financing activities	52,959	**(13,497)**	- %	19,123	**(114,478)**
Cash and cash equivalents at the end of the period	257,737	**269,078**	4.4%	280,114	**2,282,256**
Per Share Data:					
Net income (loss) per share -Basic	(¥5.91)	**¥2.10**	- %	(¥91.24)	**$0.02**
-Diluted	¥-	**¥-**	- %	¥-	**$-**

<Balance sheets data> (Millions of yen, thousands of U.S. dollars, except for per share data)

	September 30		March 31,	September 30,
	2005	**2006**	2006	**2006**
Total assets	¥1,374,228	**¥1,324,843**	¥1,325,206	**$11,237,006**
Shareholders' equity	479,475	**475,408**	474,520	**4,032,299**
Shareholders' equity ratio (%)	34.9%	**35.9%**	35.8%	**35.9%**
Shareholders' equity per share	¥2,441.77	**¥2,421.06**	¥2,416.54	**$20.53**

Notes

I. The consolidated figures are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated figures prepared by the Company as required by the Securities and Exchange Law of Japan.

II. Figures in 'Change' column are comparisons with the same period of the previous year.

III. Diluted net income per share are presented only if there are dilutive factors present.

IV. U.S. dollar amounts are included solely for the convenience of readers. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate. The rate of ¥117.90 = U.S.$1 at September 30, 2006 has been used for the purpose of presentation.

Overview of the Business Group

The Epson Group's ("Epson") main business segments comprise the development, manufacturing and marketing of information-related equipment, electronic devices, precision products, and other products. Research and development and product development are conducted primarily by Seiko Epson Corporation ("the Company"). Production and sales are handled by the Company and its subsidiaries and affiliates, domestic and foreign, under the management of the Company's operations divisions.

The business segments, as well as the main subsidiaries and affiliates in each business segment, are summarized below.

Information-related equipment business segment:

This segment primarily comprises the printer business and the visual instruments business; this segment develops, manufactures and sells printers, 3LCD projectors, and personal computers among other products.

<table>
<tr><th rowspan="2">Operations</th><th rowspan="2">Main products</th><th colspan="2">Main subsidiaries and affiliates</th></tr>
<tr><th>Manufacturing company</th><th>Sales company</th></tr>
<tr><td>Printer</td><td>Color inkjet printers,
laser printers,
dot matrix printers,
large format inkjet printers,
and related supplies,
color image scanners,
mini-printers,
printers for use in POS
systems and others</td><td>Tohoku Epson Corporation
Orient Watch Co., Ltd.
Epson Portland Inc.
Epson El Paso, Inc.
Epson Telford Ltd.
Epson Precision (Hong Kong) Ltd.
Singapore Epson Industrial Pte. Ltd.
P.T. Indonesia Epson Industry
Epson Precision (Philippines), Inc.
Tianjin Epson Co., Ltd.</td><td rowspan="2">Epson Sales Japan Corporation
Epson America, Inc.
Epson (U.K.) Ltd.
Epson Deutschland GmbH
Epson France S.A.
Epson Italia s.p.a.
Epson Iberica, S.A.
Epson Korea Co., Ltd.
Epson (Shanghai) Information Equipment Co., Ltd.
Epson Hong Kong Ltd.
Epson Taiwan Technology & Trading Ltd.
Epson Singapore Pte. Ltd.
Epson Australia Pty. Ltd.</td></tr>
<tr><td>Visual instruments</td><td>3LCD projectors,
HDTV LCD projection televisions,
LCD monitors,
label writers and others</td><td>Epson Precision (Hong Kong) Ltd.</td></tr>
<tr><td>Others</td><td>Personal computers and others</td><td>-</td><td>Epson Sales Japan Corporation
Epson Direct Corporation</td></tr>
</table>

Electronic devices business segment:

This segment primarily comprises the display, semiconductor, and quartz device businesses; this segment mainly develops, manufactures and sells small- and medium-sized LCDs, CMOS LSI, and crystal oscillators among other products.

Operations	Main products	Main subsidiaries and affiliates	
		Manufacturing company	Sales company
Display	Small- and medium-sized LCDs, HTPS-TFT panels for 3LCD projectors and others	SANYO EPSON IMAGING DEVICES CORPORATION Suzhou Epson Co., Ltd. Sanyo Epson Imaging Devices (H.K.) Ltd. Sanyo Epson Imaging Devices (Phils.) Inc.	Epson Toyocom Corporation SANYO EPSON IMAGING DEVICES CORPORATION Epson Electronics America, Inc. Epson Europe Electronics GmbH Epson (China) Co., Ltd. Epson Hong Kong Ltd. Epson Taiwan Technology & Trading Ltd. Epson Singapore Pte. Ltd.
Semiconductor	CMOS LSI and others	Tohoku Epson Corporation Yasu Semiconductor Corporation Singapore Epson Industrial Pte. Ltd.	
Quartz device	Crystal units, crystal oscillators, optical devices and others	Epson Toyocom Corporation Orient Watch Co., Ltd. Suzhou Epson Co., Ltd. Epson Toyocom Malaysia Sdn. Bhd. Epson Toyocom (Thailand) Ltd.	

Precision products business segment:

This segment primarily comprises the watch, optical products, and factory automation systems businesses; this segment mainly develops, manufactures and sells watches, watch movements, plastic corrective lenses, and precision industrial robots among other products.

Operations	Main products	Main subsidiaries and affiliates	
		Manufacturing company	Sales company
Watch	Watches, watch movements and others	Epson Precision (Hong Kong) Ltd. Singapore Epson Industrial Pte. Ltd.	Time Tech (Hong Kong) Ltd. Time Module (Hong Kong) Ltd.
Optical products	Plastic corrective lenses and others	Seiko Lens Service Center Corporation	-
Factory automation systems	Precision industrial robots, IC handlers, industrial inkjet equipments and others	-	Epson America, Inc. Epson Deutschland GmbH

Other business segment:

This segment comprises the businesses of subsidiaries that offer services within Epson and new businesses still in the start-up phase that are aimed at optimizing current management resources.

The following operations system diagram describes the overview of the business group outlined above.


Customers
[Sales companies]
Epson Sales Japan Corporation
Epson America, Inc.
Epson (U.K.) Ltd.
Epson Deutschland GmbH
Epson France S.A.
Epson Italia s.p.a.
Epson (Shanghai) Information Equipment Co., Ltd.
Epson Hong Kong Ltd.
Epson Taiwan Technology & Trading Ltd.
Epson Singapore Pte. Ltd.
[European regional headquarters]
Epson Europe B.V.
[Sales companies]
Epson Electronics America, Inc.
Epson Europe Electronics GmbH
Epson (China) Co., Ltd.
Epson Hong Kong Ltd.
[Sales/manufacturing companies]
SANYO EPSON IMAGING DEVICES CORPORATION
Epson Toyocom Corporation
[Manufacturing companies]
Orient Watch Co., Ltd
Suzhou Epson Co., Ltd.
Sanyo Epson Imaging Devices (H.K.) Ltd.
[Sales companies]
Epson America, Inc.
Epson Deutschland GmbH
Time Tech (Hong Kong) Ltd.
Time Module (Hong Kong) Ltd.
Seiko Epson Corporation
[Manufacturing companies]
Orient Watch Co., Ltd
Epson El Paso, Inc.
Epson Precision (Hong Kong) Ltd.
Singapore Epson Industrial Pte. Ltd.
P.T. Indonesia Epson Industry
Epson Precision (Philippines), Inc.
[Manufacturing companies]
Yasu Semiconductor Corporation
Singapore Epson Industrial Pte. Ltd.
[Manufacturing companies]
Epson Precision (Hong Kong) Ltd.
Singapore Epson Industrial Pte. Ltd.
[Service companies]
Epson Logistics Corporation
Information-related Equipment Business Segment
Electronic Devices Business Segment
Precision Products Business Segment
Other Business Segment

Note: 1. Time Module (Hong Kong) Ltd. is an equity method affiliate. All others are consolidated subsidiaries.

2. Epson Toyocom Corporation, a subsidiary of the Company, is listed on the first section of Tokyo Stock Exchange.

[Legend symbol]

⇨ Provision of products and services

⋯▶ Provision of components

Management policies

1. Management Policy

Epson strives to fulfill its responsibilities as a good corporate citizen on a variety of fronts. These responsibilities include paying close attention to corporate ethics and risk management, improving customer satisfaction and product quality, and managing environmental performance. With "*creativity and challenge*" as the focal point for the Group's collective capabilities, Epson is aiming to further enhance its corporate value.

This commitment is summarized in the following management philosophy:

"Epson is a progressive company, trusted throughout the world
because of our commitment to customer satisfaction,
environmental conservation, individuality, and teamwork.
We are confident of our collective skills and meet challenges
with innovative and creative solutions."

2. Mid- to Long-Range Management Strategy and Issues

Epson established a medium- to long-range corporate vision, *SE07*, as a guiding policy for achieving steady growth into the future and fully capitalizing on the Company's core competencies as a leading name in imaging solutions.

"*Digital Image Innovation*" is the key theme in *SE07*. Accordingly, Epson is concentrating its management resources in high-growth business domains, the so-called "*3i*" imaging fields: imaging on paper (*i1*, printers), imaging on screen (*i2*, projectors), and imaging on glass (*i3*, displays). Epson seeks to further expand each domain by leveraging teamwork and synergies between its finished product and electronic devices businesses, while at the same time creating new markets and businesses by emphasizing teamwork and convergence in the "*3i*" fields.

Epson remains committed to the original direction of *SE07* but is operating in an extremely difficult business environment. The Company is faced with intensifying price competition and shrinking product cycle times. These are largely a result of two factors. One is the escalating competition brought about by advances in digital technology that have lowered barriers to market entry. The other is product and technology maturation, which is making differentiation increasingly difficult. On the other hand, Epson's ability to achieve target costs from the design stage through a design-to-cost approach and its ability to achieve a quick return on investment have not been satisfactory. As a result, Epson has been unable to fully leverage its strengths and respond to changes in the business environment.

Given these conditions, Epson formulated a mid-range business plan, *Creativity and Challenge 1000*, in March 2006, to initiate a business recovery and restart growth. The mid-range business plan will run for three years, starting in April 2006. It is intended to drive changes in the management structure and in management itself. It also aims to turn business around in the 2006 fiscal year and achieve income growth into fiscal 2008.

Epson is committed to achieving the planned objectives and is developing individual business actions and strategies based on the Epson Group mid-range policies shown below.

Epson Group Mid-Range Business Policies

1. Redefine & reinforce the business and product portfolio
   Reinforce and maintain No. 1 product families and further enhance capabilities in research, technology and product development to drive solid growth in the future.
2. Reorganize the device businesses
   Restructure fixed costs and drastically realign and reinforce operations to achieve a quick recovery in earnings potential.
3. Streamline costs
   Rebuild all businesses and operations around cost, driving home efficiency of all costs.
4. Reform the governance system
   Separate the "corporate management & oversight" and "business execution" responsibilities, speed up execution and the decision making process, and improve overall drive and vitality in order to follow through on *Creativity and Challenge 1000* and increase management transparency.
5. Reform the corporate culture
   Everyone must go back to the fundamentals of Epson found in the spirit of "*Creativity and challenge*", "*S&A (Start together and achieve together)*" and "*One Epson*" to radically boost earnings potential and ensure solid future growth.

3. Basic Policy on Profit Allocation

Epson strives for the ongoing enhancement of management efficiency and profitability. These efforts are resulting in the improved cash flows required to fulfill Epson's basic policy of consistently providing a stable payment of dividends. Epson is thus committed to returning profits to shareholders, following a comprehensive analysis of the Company's funding needs in light of future business strategies, as well as its performance and financial outlook.

Epson intends to allocate an internal reserve to capital investment to strengthen its corporate structure, and to invest in research and development for new technologies to strengthen the Company's future management structure.

4. Matters Relating to the Parent Company, etc.

None applicable

Operating Performance Highlights and Financial Condition

1. Fiscal 2006 First-Half Overview

Although soaring crude oil prices and other elements of concern persisted, the global economy steadily recovered during the period under review. In addition to continued growth in U.S. markets and broad, sustained strength in China and other countries of Asia, the global recovery was aided by a gradual upturn in Europe. Meanwhile, the Japanese economy also recovered, with improved corporate earnings spurring a rise in capital spending and gains seen in personal spending.

Epson's main markets were as follows. The inkjet printer market remained strong in Asia while demand in Japan, the U.S. and Europe shrank from the period a year ago. Last year's trend toward multifunction (all-in-one) inkjet products had continued. In the laser printer market, sales of low-priced color laser models

grew. Sales of monochrome units also remained strong.

The total projector market expanded, with the market for business models growing around low-priced models and increasing demand for home-theater projectors.

The market for electronic devices used in mobile phones remained firm. This was due to demand for replacement handsets in North America and growth in new subscriber demand in emerging markets in Asia and Africa.

Meanwhile, however, the markets for Epson's information-related equipment and electronic devices segments suffered from price erosion due to fierce competition in both segments and a relentless shift of demand toward the low-price zone.

In the precision products market, demand for solar-powered radio-controlled watches remained strong in Japan while demand for eyeglass lenses in the low-price zone was also solid. Meanwhile, a demand for factory automation systems was driven higher mainly by a rise in capital investment, which was triggered by an economic recovery and by a solid demand for semiconductors used in finished goods such as mobile phones and digital home electronics.

Epson responded to a deterioration in financial performance in the 2005 fiscal year by launching, in March 2006, a new mid-range business plan called "*Creativity and Challenge 1000*" and is pressing forward a variety of actions designed to improve business performance and restart growth. Against this background, in the 2006 fiscal year Epson is operating under a reduced fixed cost burden, having carried out fixed-cost restructuring primarily in the electronic devices business segment in the 2005 fiscal year in line with this plan. In the inkjet printers business, the Company has carefully tailored its product mix in each region to maximize profitability and, as a result, is pursuing a policy of strategically reducing shipment of unprofitable models, including those that generate low print volumes.

The average exchange rates of the yen against the U.S. dollar and of the yen against the euro during the first half of the year under review were ¥115.38 and ¥145.97, respectively. This represents a 5% depreciation in the value of the yen against the dollar and an 8% depreciation in the value of the yen against the euro compared to the same period last year.

As a result of the foregoing factors, net sales for the first half of the current fiscal year were ¥677,390 million ($5,745,462 thousand), down 5.9% compared to the same period last year. Operating income was ¥20,960 million ($177,778 thousand), up 249.1% compared to the same period last year. Income before income taxes and minority interest was ¥16,218 million ($137,557 thousand), up 110.7% compared to the same period last year. First-half net income was ¥413 million ($3,503 thousand), compared to net loss of ¥1,161 million in the same period last year.

Operating Performance Highlights by Business Segment

A segment-by-segment breakdown of financial results is provided below.

Information-related equipment:

Revenues in the printer business as a whole declined. Inkjet printer (including consumables, as in all printer discussions below) results were negatively affected by price erosion, as well as by a strategic reduction in unit shipments, in line with the first year of the mid-range business plan. In the dot matrix printer business, sales of low-priced models increased, while the terminal module business was affected by a rise in demand and a weaker yen. Laser printer unit volume declined as competition grew fiercer.

Total visual instrument business revenue rose. Demand for OEM projection TV engines declined. On the other hand, demand for 3LCD projectors, especially low-priced business models, increased sharply.

Operating income in the information-related equipment business segment increased. A number of factors contributed to the increase, including, for example, an inkjet printer product mix optimized to maximize margins, a reduction in selling, general and administrative expenses that enabled improved profitability, growth in 3LCD projector revenue, and a weaker yen.

As a result of the foregoing factors, first-half net sales in the information-related equipment business segment were ¥417,993 million ($3,545,318 thousand), down 5.2% compared to the same period last year, while operating income was ¥32,309 million ($274,037 thousand), up 114.0% compared to the same period last year.

Note that, effective as of the start of the current fiscal year, "printer business" is used instead of "imaging and information product business."

Electronic devices:

Revenues in the display business as a whole fell sharply. Although handset demand rose, prices for MD-TFD LCDs, amorphous-silicon TFT LCDs, and color STN LCDs were driven lower by intensified competition. Meanwhile, there was continued general weakness in order for LTPS TFT LCDs.

Revenues in the semiconductor business as a whole declined. System LSI volume declined as competition intensified. Volumes and prices of other semiconductor products also declined.

In the quartz device business, prices declined across the board, but revenues were sharply higher as a result of the business combination with Toyo Communication Equipment Co., Ltd.

Operating loss in the electronic devices business segment widened due to a steep drop in display revenue. This drop in revenue more than offset the higher revenues created by the quartz device business combination and cancelled out an improvement in profitability in the semiconductor business, which shed fixed costs in conjunction with the restructuring carried out in the last fiscal year.

As a result of the foregoing factors, first-half net sales in the electronic devices business segment were ¥231,073 million ($1,959,907 thousand), down 10.4% compared to the same period last year. Epson recorded operating loss of ¥8,334 million ($70,687 thousand) for the first half of the current fiscal year, while it recorded operating loss of ¥3,095 million in the corresponding period last year.

Precision products:

Revenues grew in the precision products business segment as a whole. Although revenues in this segment were affected by a decision to re-categorize optical devices under the electronic devices business segment, total revenues benefited mainly from sales of new industrial inkjet equipments and increased demand for IC handlers from a robust semiconductor market.

Operating income in the precision products business segment rose due to an increase in high-value-added products as a percentage of total watch sales.

As a result of the foregoing factors, first-half net sales in the precision products business segment were ¥46,066 million ($390,721 thousand), up 7.2% compared to the same period last year, while operating income was ¥2,787 million ($23,639 thousand), up 171.3% compared to the same period last year.

Operating Performance Highlights by Geographic Segment

A region-by-region breakdown of financial results is provided below.

Japan:

Quartz devices and 3LCD projector revenues increased. Meanwhile, MD-TFD LCD, amorphous-silicon TFT LCD, LTPS TFT LCD and laser printer revenues declined. As a result, net sales were ¥619,750 million ($5,256,573 thousand), down 3.2% compared to the same period last year. Epson recorded operating income of ¥21,026 million ($178,338 thousand), while it recorded operating loss of ¥10,148 million in the same period last year.

The Americas:

Revenues were up for 3LCD projectors, terminal modules and quartz devices but were down for inkjet printers and semiconductors. As a result, net sales were ¥140,181 million ($1,188,982 thousand), down 0.1% compared to the same period last year, while operating income was ¥8,198 million ($69,534 thousand), down 0.4% compared to the same period last year.

Europe:

Revenues were up for 3LCD projectors and quartz devices but were down for inkjet printers and laser printers. As a result, net sales were ¥133,564 million ($1,132,858 thousand), down 2.6% compared to the same period last year. Epson recorded operating loss of ¥2,297 million ($19,483 thousand), while it recorded operating income of ¥659 million in the same period last year.

Asia / Oceania:

This region saw revenue growth in amorphous-silicon TFT LCDs and quartz devices, and a decline in revenues from inkjet printers, MD-TFD LCDs, and laser printers. As a result, net sales were ¥403,472 million ($3,422,155 thousand), down 1.1% compared to the same period last year, while operating income was level with the period a year ago, at ¥16,934 million ($143,630 thousand).

Cash Flow Performance

Cash inflows from operating activities for the first half came to ¥49,638 million ($421,018 thousand). Net income was ¥413 million ($3,503 thousand). Depreciation and amortization, principally in the electronic devices and information-related equipment business segments, was ¥42,948 million ($364,275 thousand). As for changes to assets and liabilities, notes and accounts receivable, trade increased by ¥9,879 million ($83,791 thousand), inventories increased by ¥18,316 million ($155,352 thousand), and notes and accounts payable, trade increased by ¥22,693 million ($192,477 thousand). Income taxes paid were ¥8,735 million ($74,088 thousand).

Cash outflows from investing activities were ¥47,560 million ($403,393 thousand) due to capital expenditures, principally in the information-related equipment and electronic devices business segments, and amounts that came due during this period for tangible and intangible fixed assets acquired at the end of the last period amounted to ¥45,802 million ($388,482 thousand).

Cash outflows from financing activities were ¥13,497 million ($114,478 thousand), primarily due to a net decrease of ¥9,767 million ($82,841 thousand) in debts pursuant to the repayment of long-term debts at maturity.

As a result of the foregoing factors, cash and cash equivalents at the end of the first half was ¥269,078 million ($2,282,256 thousand).

2. Second-Quarter Operating Performance

Second-quarter net sales were ¥355,354 million ($3,014,029 thousand), a decline of 6.5% compared to the same period last year. As with the situation throughout the first half, a number of factors contributed to the decline. They were primarily lower unit volume and price erosion in inkjet printers, price erosion accompanying intensified competition in MD-TFD LCDs and amorphous-silicon TFT LCDs, and a decline in orders for LTPS TFT LCDs. Compared to the same period last year, operating income was up 26.3%, to ¥13,946 million ($118,287 thousand); income before income taxes and minority interest was down 7.1%, to ¥10,636 million ($90,212 thousand); and net income was up 3.4%, to ¥6,092 ($51,671 thousand). Although income was negatively affected by a sharp decline in display revenue, income benefited from strong sales of terminal modules and 3LCD projectors, an improved laser printer model mix, the effects of a revamped inkjet product mix that emphasizes printer profitability, and improved profitability in the semiconductor business. Strict scrutiny and reductions in selling, general and administrative expenses and the effects of a weaker yen also contributed to higher income.

3. Fiscal 2006 forecast

The full year outlook has not been revised since the outlook was updated on October 18, 2006, as no appreciable changes in the operating environment have been observed. The figures in the forecast are based on assumed full-year exchange rates of ¥114 to the U.S. dollar and ¥146 to the euro.

Consolidated Results Outlook
(Full Year)

	Results for FY2005, ended March 31, 2006	**Plan for FY2006, ending March 31, 2007**	Change
Net sales	¥1,549.6 billion	**¥1,429.0 billion**	-¥120.6 billion (- 7.8%)
Operating income	¥25.8 billion	**¥40.0 billion**	+¥14.2 billion (+55.3%)
Income (loss) before income taxes and minority interest	(¥20.0 billion)	**¥33.0 billion**	+¥53.0 billion (-%)
Net income (loss)	(¥17.9 billion)	**¥14.0 billion**	+¥31.9 billion (-%)

Cautionary Statement

This report includes forward-looking statements that are based on management's view from the information available at the time of the announcement. These statements are subject to various risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Epson include, but are not limited to, general economic conditions, the ability of Epson to continue to timely introduce new products and services in markets, consumption trend, competition, technology trend, exchange rate fluctuations.

Consolidated Balance Sheets

	Millions of yen			Thousands of U.S. dollars
	September 30		March 31,	September 30,
	2005	**2006**	2006	**2006**
ASSETS				
Current assets:				
Cash and cash equivalents	¥257,737	**¥269,078**	¥280,114	**$2,282,256**
Time deposits	956	**2,680**	2,363	**22,731**
Notes and accounts receivable, trade	256,169	**256,465**	244,770	**2,175,276**
Inventories	223,407	**214,438**	192,015	**1,818,812**
Other current assets	94,360	**83,590**	79,817	**708,991**
Allowance for doubtful accounts	(3,698)	**(4,127)**	(3,677)	**(35,004)**
Total current assets	828,931	**822,124**	795,402	**6,973,062**
Property, plant and equipment:				
Buildings and structures	427,547	**454,284**	450,071	**3,853,130**
Machinery and equipment	524,568	**578,806**	568,293	**4,909,296**
Furniture and fixtures	195,247	**213,415**	208,944	**1,810,135**
Land	58,907	**67,977**	66,874	**576,565**
Other	13,177	**5,511**	6,200	**46,743**
	1,219,446	**1,319,993**	1,300,382	**11,195,869**
Accumulated depreciation	(788,637)	**(902,303)**	(874,264)	**(7,653,121)**
	430,809	**417,690**	426,118	**3,542,748**
Investments and other assets:				
Investment securities	54,204	**47,947**	49,810	**406,675**
Intangible assets	25,926	**23,454**	24,287	**198,931**
Other assets	35,070	**14,100**	30,043	**119,593**
Allowance for doubtful accounts	(712)	**(472)**	(454)	**(4,003)**
	114,488	**85,029**	103,686	**721,196**
Total assets	¥1,374,228	**¥1,324,843**	¥1,325,206	**$11,237,006**

The accompanying notes are an integral part of these financial statements.

	Millions of yen			Thousands of U.S. dollars
	September 30		March 31,	September 30,
	2005	**2006**	2006	**2006**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Short-term borrowings	¥57,961	**¥90,547**	¥49,804	**$767,998**
Current portion of long-term debt	140,534	**129,425**	113,731	**1,097,752**
Notes and accounts payable, trade	195,947	**151,491**	128,605	**1,284,911**
Accounts payable, other	78,585	**91,178**	102,341	**773,350**
Income taxes payable	5,853	**13,232**	12,274	**112,231**
Accrued bonuses	17,218	**17,097**	11,833	**145,013**
Accrued warranty costs	14,381	**15,955**	17,974	**135,326**
Accrued litigation and related expenses	-	**6,181**	6,191	**52,426**
Other current liabilities	63,305	**65,519**	64,618	**555,717**
Total current liabilities	573,784	**580,625**	507,371	**4,924,724**
Long-term liabilities:				
Bonds	-	**52,700**	52,700	**446,989**
Long-term debt	250,219	**146,605**	212,859	**1,243,469**
Accrued pension and severance costs	17,109	**28,018**	31,397	**237,642**
Accrued directors' and statutory auditors' retirement allowances	1,976	**-**	2,096	**-**
Accrued recycle costs	429	**617**	554	**5,233**
Accrued litigation and related expenses	-	**2,063**	2,349	**17,498**
Other long-term liabilities	20,949	**11,870**	9,655	**100,679**
Total long-term liabilities	290,682	**241,873**	311,610	**2,051,510**
Minority interest in subsidiaries	30,287	**26,937**	31,705	**228,473**
Shareholders' equity:				
Common stock				
Authorized - 607,458,368 shares, Issued - 196,364,592 shares	53,204	**53,204**	53,204	**451,264**
Additional paid-in capital	79,501	**79,501**	79,501	**674,309**
Retained earnings	347,223	**324,595**	327,324	**2,753,138**
Net unrealized gains on other securities	6,814	**9,658**	10,567	**81,917**
Net unrealized losses on derivative instruments	-	**(259)**	-	**(2,197)**
Translation adjustments	(7,263)	**8,714**	3,929	**73,910**
Treasury stock, at cost September 30, 2005 - 933 shares September 30, 2006 - 1,422 shares March 31, 2006 - 1,307 shares	(4)	**(5)**	(5)	**(42)**
Total shareholders' equity	479,475	**475,408**	474,520	**4,032,299**
Contingent liabilities				
Total liabilities and shareholders' equity	¥1,374,228	**¥1,324,843**	¥1,325,206	**$11,237,006**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Income

Six months ended September 30:

	Millions of yen			Thousands of U.S. dollars
	Six months ended September 30		Year ended March 31,	Six months ended September 30,
	2005	**2006**	2006	**2006**
Net sales	¥720,244	**¥677,390**	¥1,549,568	**$5,745,462**
Cost of sales	562,803	**515,848**	1,194,781	**4,375,301**
Gross profit	157,441	**161,542**	354,787	**1,370,161**
Selling, general and administrative expenses:				
Salaries and wages	38,681	**39,118**	78,381	**331,790**
Advertising	11,703	**9,032**	31,643	**76,607**
Sales promotion	13,193	**10,577**	31,538	**89,712**
Research and development costs	22,551	**20,361**	44,570	**172,697**
Shipping costs	9,795	**9,543**	21,537	**80,941**
Provision for doubtful accounts	160	**521**	66	**4,419**
Other	55,354	**51,430**	121,294	**436,217**
	151,437	**140,582**	329,029	**1,192,383**
Operating income	6,004	**20,960**	25,758	**177,778**
Other income:				
Interest and dividend income	1,819	**2,756**	3,751	**23,376**
Net gain on foreign exchange	2,304	**-**	425	**-**
Rental income	728	**782**	1,469	**6,632**
Other	1,910	**4,469**	19,176	**37,905**
	6,761	**8,007**	24,821	**67,913**
Other expenses:				
Interest expenses	2,916	**3,174**	6,730	**26,921**
Net loss on foreign exchange	-	**3,788**	-	**32,129**
Loss on disposal of fixed assets	799	**2,176**	2,331	**18,456**
Reorganization costs	-	**1,970**	45,532	**16,709**
Other	1,351	**1,641**	16,033	**13,919**
	5,066	**12,749**	70,626	**108,134**
Income (loss) before income taxes and minority interest	7,699	**16,218**	(20,047)	**137,557**
Income taxes:				
Current	6,796	**8,334**	16,564	**70,687**
Deferred	1,291	**12,184**	(7,377)	**103,342**
	8,087	**20,518**	9,187	**174,029**
Loss before minority interest	(388)	**(4,300)**	(29,234)	**(36,472)**
Minority interest in subsidiaries	773	**(4,713)**	(11,317)	**(39,975)**
Net income (loss)	(¥1,161)	**¥413**	(¥17,917)	**$3,503**
	Yen			U.S. dollars
Per share:				
Net income (loss)	(¥5.91)	**¥2.10**	(¥91.24)	**$0.02**
Cash dividends	¥13.00	**¥16.00**	¥29.00	**$0.14**

The accompanying notes are an integral part of these financial statements.

Three months ended September 30:

	Millions of yen		Thousands of U.S. dollars
	Three months ended September 30		Three months ended September 30,
	2005	**2006**	**2006**
Net sales	¥380,107	**¥355,354**	**$3,014,029**
Cost of sales	291,236	**268,923**	**2,280,942**
Gross profit	88,871	**86,431**	**733,087**
Selling, general and administrative expenses:			
Salaries and wages	19,345	**19,362**	**164,224**
Advertising	5,786	**4,973**	**42,180**
Sales promotion	7,141	**5,943**	**50,407**
Research and development costs	11,361	**10,488**	**88,957**
Shipping costs	5,084	**4,804**	**40,746**
Provision for doubtful accounts	90	**521**	**4,419**
Other	29,018	**26,394**	**223,867**
	77,825	**72,485**	**614,800**
Operating income	11,046	**13,946**	**118,287**
Other income:			
Interest and dividend income	685	**1,277**	**10,831**
Net gain on foreign exchange	784	**-**	**-**
Rental income	369	**431**	**3,656**
Other	818	**2,900**	**24,597**
	2,656	**4,608**	**39,084**
Other expenses:			
Interest expenses	1,494	**1,605**	**13,613**
Net loss on foreign exchange	-	**1,419**	**12,036**
Loss on disposal of fixed assets	436	**1,799**	**15,259**
Reorganization costs	-	**1,970**	**16,709**
Other	327	**1,125**	**9,542**
	2,257	**7,918**	**67,159**
Income before income taxes and minority interest	11,445	**10,636**	**90,212**
Income taxes	4,478	**6,724**	**57,031**
Income before minority interest	6,967	**3,912**	**33,181**
Minority interest in subsidiaries	1,076	**(2,180)**	**(18,490)**
Net income	¥5,891	**¥6,092**	**$51,671**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Shareholders' Equity

Six months ended September 30:

	Millions of yen								
	Number of shares issued	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gains on other securities	Net unrealized losses on derivative instruments	Translation adjustments	Treasury stock, at cost	Total
Balance at March 31, 2005	196,364,592	¥53,204	¥79,501	¥350,944	¥3,743	¥-	(¥14,519)	(¥3)	¥472,870
Net loss for the six months ended September 30, 2005	-	-	-	(1,161)	-	-	-	-	(1,161)
Cash dividends	-	-	-	(2,553)	-	-	-	-	(2,553)
Decrease due to affiliate excluded under the equity method	-	-	-	(7)	-	-	-	-	(7)
Net unrealized gains on other securities	-	-	-	-	3,071	-	-	-	3,071
Translation adjustments	-	-	-	-	-	-	7,256	-	7,256
Changes in treasury stock	-	-	-	-	-	-	-	(1)	(1)
Balance at September 30, 2005	196,364,592	¥53,204	¥79,501	¥347,223	¥6,814	¥-	(¥7,263)	(¥4)	¥479,475
Balance at March 31, 2006	196,364,592	¥53,204	¥79,501	¥327,324	¥10,567	¥-	¥3,929	(¥5)	¥474,520
Net income for the six months ended September 30, 2006	-	-	-	**413**	-	-	-	-	**413**
Cash dividends	-	-	-	**(3,142)**	-	-	-	-	**(3,142)**
Net unrealized losses on other securities	-	-	-	-	**(909)**	-	-	-	**(909)**
Effect of change in the accounting standards	-	-	-	-	-	**(259)**	-	-	**(259)**
Translation adjustments	-	-	-	-	-	-	**4,785**	-	**4,785**
Changes in treasury stock	-	-	-	-	-	-	-	**(0)**	**(0)**
Balance at September 30, 2006	**196,364,592**	**¥53,204**	**¥79,501**	**¥324,595**	**¥9,658**	**(¥259)**	**¥8,714**	**(¥5)**	**¥475,408**

	Millions of yen								
	Number of shares issued	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gains on other securities	Net unrealized losses on derivative instruments	Translation adjustments	Treasury stock, at cost	Total
Balance at March 31, 2005	196,364,592	¥53,204	¥79,501	¥350,944	¥3,743	¥-	(¥14,519)	(¥3)	¥472,870
Net loss	-	-	-	(17,917)	-	-	-	-	(17,917)
Cash dividends	-	-	-	(5,695)	-	-	-	-	(5,695)
Decrease due to affiliates excluded under the equity method	-	-	-	(8)	-	-	-	-	(8)
Net unrealized gains on other securities	-	-	-	-	6,824	-	-	-	6,824
Translation adjustments	-	-	-	-	-	-	18,448	-	18,448
Changes in treasury stock	-	-	-	-	-	-	-	(2)	(2)
Balance at March 31, 2006	196,364,592	¥53,204	¥79,501	¥327,324	¥10,567	¥-	¥3,929	(¥5)	¥474,520

The accompanying notes are an integral part of these financial statements.

	Thousands of U.S. dollars							
	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gains on other securities	Net unrealized losses on derivative instruments	Translation adjustments	Treasury stock, at cost	Total
Balance at March 31, 2006	$451,264	$674,309	$2,776,285	$89,627	$-	$33,324	($42)	$4,024,767
Net income for the six months ended September 30, 2006	-	-	3,503	-	-	-	-	3,503
Cash dividends	-	-	(26,650)	-	-	-	-	(26,650)
Net unrealized losses on other securities	-	-	-	(7,710)	-	-	-	(7,710)
Effect of change in the accounting standards	-	-	-	-	(2,197)	-	-	(2,197)
Translation adjustments	-	-	-	-	-	40,586	-	40,586
Changes in treasury stock	-	-	-	-	-	-	(0)	(0)
Balance at September 30, 2006	$451,264	$674,309	$2,753,138	$81,917	($2,197)	$73,910	($42)	$4,032,299

The accompanying notes are an integral part of these financial statements.

Three months ended September 30:

	Millions of yen								
	Number of shares issued	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gains on other securities	Net unrealized losses on derivative instruments	Translation adjustments	Treasury stock, at cost	Total
Balance at June 30, 2005	196,364,592	¥53,204	¥79,501	¥341,339	¥4,052	¥-	(¥12,356)	(¥3)	¥465,737
Net income for the three months ended September 30, 2005	-	-	-	5,891	-	-	-	-	5,891
Decrease due to affiliate excluded under the equity method	-	-	-	(7)	-	-	-	-	(7)
Net unrealized gains on other securities	-	-	-	-	2,762	-	-	-	2,762
Translation adjustments	-	-	-	-	-	-	5,093	-	5,093
Changes in treasury stock	-	-	-	-	-	-	-	(1)	(1)
Balance at September 30, 2005	196,364,592	¥53,204	¥79,501	¥347,223	¥6,814	¥-	(¥7,263)	(¥4)	¥479,475
Balance at June 30, 2006	196,364,592	¥53,204	¥79,501	¥318,503	¥9,647	(¥267)	¥2,166	(¥5)	¥462,749
Net income for the three months ended September 30, 2006	-	-	-	6,092	-	-	-	-	6,092
Net unrealized gains on other securities	-	-	-	-	11	-	-	-	11
Net unrealized gains on derivative instruments	-	-	-	-	-	8	-	-	8
Translation adjustments	-	-	-	-	-	-	6,548	-	6,548
Balance at September 30, 2006	**196,364,592**	**¥53,204**	**¥79,501**	**¥324,595**	**¥9,658**	**(¥259)**	**¥8,714**	**(¥5)**	**¥475,408**

	Thousands of U.S. dollars							
	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gains on other securities	Net unrealized losses on derivative instruments	Translation adjustments	Treasury stock, at cost	Total
Balance at June 30, 2006	$451,264	$674,309	$2,701,467	$81,824	($2,265)	$18,371	($42)	$3,924,928
Net income for the three months ended September 30, 2006	-	-	51,671	-	-	-	-	51,671
Net unrealized gains on other securities	-	-	-	93	-	-	-	93
Net unrealized gains on derivative instruments	-	-	-	-	68	-	-	68
Translation adjustments	-	-	-	-	-	55,539	-	55,539
Balance at September 30, 2006	**$451,264**	**$674,309**	**$2,753,138**	**$81,917**	**($2,197)**	**$73,910**	**($42)**	**$4,032,299**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

Six months ended September 30:

	Millions of yen			Thousands of U.S. dollars
	Six months ended September 30		Year ended March 31,	Six months ended September 30,
	2005	**2006**	2006	**2006**
Cash flows from operating activities:				
Net income (loss)	(¥1,161)	**¥413**	(¥17,917)	**$3,503**
Adjustments to reconcile net income (loss) to net cash provided by operating activities -				
Depreciation and amortization	53,147	**42,948**	109,662	**364,275**
Reorganization costs	-	**1,937**	45,532	**16,429**
Accrual for net pension and severance costs, less payments	3,115	**(2,527)**	9,917	**(21,434)**
Net loss on sales and disposal of fixed assets	689	**1,896**	2,250	**16,081**
Equity in net gains under the equity method	(98)	**(110)**	(168)	**(933)**
Deferred income taxes	1,291	**12,184**	(7,377)	**103,342**
Increase (decrease) in allowance for doubtful accounts	(60)	**343**	(537)	**2,909**
(Increase) decrease in notes and accounts receivable, trade	8	**(9,879)**	23,987	**(83,791)**
Increase in inventories	(43,204)	**(18,316)**	(1,695)	**(155,352)**
Increase (decrease) in notes and accounts payable, trade	54,305	**22,693**	(20,526)	**192,477**
Decrease in accrued income taxes	(6,411)	**(401)**	(1,932)	**(3,401)**
Other	(34,749)	**(1,543)**	(23,699)	**(13,087)**
Net cash provided by operating activities	26,872	**49,638**	117,497	**421,018**
Cash flows from investing activities:				
Proceeds from maturities of short-term investments	-	**2,000**	1,000	**16,964**
Payments for purchases of property, plant and equipment	(53,411)	**(40,115)**	(96,099)	**(340,246)**
Proceeds from sales of property, plant and equipment	1,139	**643**	1,315	**5,454**
Payments for purchases of intangible assets	(5,146)	**(5,687)**	(9,272)	**(48,236)**
Payments of long-term prepaid expenses	(326)	**(728)**	(3,296)	**(6,175)**
Payments for acquisition of additional stock of an affiliate	-	**(3,306)**	-	**(28,041)**
Other	(654)	**(367)**	11,086	**(3,113)**
Net cash used in investing activities	(58,398)	**(47,560)**	(95,266)	**(403,393)**
Cash flows from financing activities:				
Increase in short-term borrowings	27,205	**40,805**	18,471	**346,099**
Proceeds from long-term debt	40,000	**-**	66,300	**-**
Repayments of long-term debt	(13,846)	**(50,572)**	(111,786)	**(428,940)**
Proceeds from issuance of subsidiaries' stock	2,664	**-**	2,674	**-**
Cash dividends	(2,553)	**(3,142)**	(5,694)	**(26,650)**
Other	(511)	**(588)**	49,158	**(4,987)**
Net cash provided by (used in) financing activities	52,959	**(13,497)**	19,123	**(114,478)**
Effect of exchange rate fluctuations on cash and cash equivalents	1,231	**383**	3,687	**3,248**
Net increase (decrease) in cash and cash equivalents	22,664	**(11,036)**	45,041	**(93,605)**
Cash and cash equivalents at the beginning of the period	234,904	**280,114**	234,904	**2,375,861**
Cash and cash equivalents increased by merger of unconsolidated subsidiaries	169	**-**	169	**-**
Cash and cash equivalents at the end of the period	¥257,737	**¥269,078**	¥280,114	**$2,282,256**
Supplemental disclosures of cash flow information:				
Cash received and paid during the period for -				
Interest and dividend received	¥1,874	**¥2,804**	¥3,794	**$23,783**
Interest paid	(¥2,912)	**(¥3,126)**	(¥6,678)	**($26,514)**
Income taxes paid	(¥13,207)	**(¥8,735)**	(¥18,496)	**($74,088)**

The accompanying notes are an integral part of these financial statements.

Three months ended September 30:

	Millions of yen		Thousands of U.S. dollars
	Three months ended September 30		Three months ended September 30,
	2005	2006	2006
Cash flows from operating activities:			
Net income	¥5,891	¥6,092	$51,671
Adjustments to reconcile net income to net cash provided by operating activities -			
Depreciation and amortization	26,891	22,045	186,981
Reorganization costs	-	1,937	16,429
Accrual for net pension and severance costs, less payments	1,419	(218)	(1,849)
Net loss on sales and disposal of fixed assets	382	1,547	13,121
Equity in net gains under the equity method	(92)	(81)	(687)
Deferred income taxes	(2,574)	12,105	102,672
Increase (decrease) in allowance for doubtful accounts	(6)	420	3,562
Increase in notes and accounts receivable, trade	(34,820)	(30,000)	(254,453)
Increase in inventories	(27,569)	(11,026)	(93,520)
Increase in notes and accounts payable, trade	31,006	33,882	287,379
Increase (decrease) in accrued income taxes	3,599	(8,099)	(68,694)
Other	(1,544)	5,450	46,226
Net cash provided by operating activities	2,583	34,054	288,838
Cash flows from investing activities:			
Payments for purchases of property, plant and equipment	(27,959)	(15,147)	(128,473)
Proceeds from sales of property, plant and equipment	343	459	3,893
Payments for purchases of intangible assets	(2,159)	(2,539)	(21,535)
Payments of long-term prepaid expenses	(174)	(298)	(2,527)
Payments for acquisition of additional stock of an affiliate	-	(3,306)	(28,041)
Other	37	9,248	78,439
Net cash used in investing activities	(29,912)	(11,583)	(98,244)
Cash flows from financing activities:			
Increase in short-term borrowings	22,124	46,035	390,458
Proceeds from long-term debt	40,000	-	-
Repayments of long-term debt	(9,964)	(49,820)	(422,562)
Other	(288)	(312)	(2,646)
Net cash provided by (used in) financing activities	51,872	(4,097)	(34,750)
Effect of exchange rate fluctuations on cash and cash equivalents	1,277	1,455	12,341
Net increase in cash and cash equivalents	25,820	19,829	168,185
Cash and cash equivalents at the beginning of the period	231,917	249,249	2,114,071
Cash and cash equivalents at the end of the period	¥257,737	¥269,078	$2,282,256
Supplemental disclosures of cash flow information:			
Cash received and paid during the period for -			
Interest and dividend received	¥708	¥1,311	$11,120
Interest paid	(¥1,703)	(¥1,854)	($15,725)
Income taxes paid	(¥3,452)	(¥2,718)	($23,053)

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

1. Basis of presenting consolidated financial statements:

(1) Background -

Seiko Epson Corporation (the "Company") was originally established as a manufacturer of watches but later expanded its business to provide key devices and solutions for the digital color imaging markets through the application of its proprietary technologies. The Company operates its manufacturing and sales business mainly in Japan, the Americas, Europe and Asia/Oceania.

(2) Basis of presenting consolidated financial statements -

The Company and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan, while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in their respective countries of domicile.

The accompanying consolidated financial statements of the Company and its consolidated subsidiaries and affiliates (collectively "Epson") as of September 30, 2006 and for the three months and six months ended September 30, 2006 are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated financial statements prepared by the Company as required by the Securities and Exchange Law of Japan.

The accompanying consolidated financial statements incorporate certain reclassifications and rearrangements in order to present them in a form that is more familiar to readers outside Japan. In addition, the notes to the consolidated financial statements include information that is not required under accounting principles generally accepted in Japan, but which is provided herein as additional information. However, none of the reclassifications nor rearrangements have a material effect on the financial statements.

2. Summary of significant accounting policies:

(1) Consolidation and investments in affiliates -

The accompanying consolidated financial statements include the accounts of the Company and those of its subsidiaries that are controlled by Epson. Under the effective control approach, all majority-owned companies are to be consolidated. Additionally, companies in which share ownership equals 50% or less may be required to be consolidated in cases where such companies are effectively controlled by other companies through the interests held by a party who has a close relationship with the parent in accordance with Japanese accounting standards. All significant inter-company transactions and accounts and unrealized inter-company profits are eliminated upon consolidation.

Investments in affiliates in which Epson has significant influence are accounted for using the equity method. Consolidated income includes Epson's current equity in net income or loss of affiliates after elimination of significant unrealized inter-company profits.

(2) Foreign currency translation and transactions -

Foreign currency transactions are translated using foreign exchange rates prevailing at the respective transaction dates. Receivables and payables in foreign currencies are translated at the foreign exchange rates prevailing at the respective balance sheet dates and the resulting transaction gains or losses are taken into income currently.

All the assets and liabilities of foreign subsidiaries and affiliates are translated at the foreign exchange rates prevailing at the respective balance sheet dates, and all the income and expense accounts are translated at the average foreign exchange rates for the respective periods. Foreign currency translation adjustments are recorded in the consolidated balance sheets as a separate component of shareholders' equity and minority interest in subsidiaries.

(3) Cash and cash equivalents -

Cash and cash equivalents included in the consolidated financial statements are composed of cash on hand, bank deposits that may be withdrawn on demand and highly liquid investments purchased with initial maturities of three months or less and which present low risk of fluctuation in value.

(4) Financial instruments -

(a) Investments in debt and equity securities:

Investments in debt and equity securities are classified into three categories: 1) trading securities, 2) held-to-maturity debt securities, and 3) other securities. These categories are treated differently for purposes of measuring and accounting for changes in fair value.

Trading securities held for the purpose of generating profits from changes in market value are recognized at their fair value in the consolidated balance sheets. Unrealized gains and losses are included in current income. Held-to-maturity debt securities are expected to be held to maturity and are recognized at amortized cost computed based on the straight-line method in the consolidated balance sheets. Other securities for which market quotations are available are recognized at fair value in the consolidated balance sheets. Unrealized gains and losses for these other securities are reported as a separate component of shareholders' equity, net of tax. Other securities for which market quotations are unavailable are stated at cost, primarily based on the moving average cost method. Other than temporary declines in the value of other securities

are reflected in current income.

(b) Derivative instruments:

Derivative instruments (i.e., forward exchange contracts, interest rate swaps and currency options) are recognized as either assets or liabilities at their respective fair values at the date of contract, and gains and losses arising from changes in fair value are recognized in earnings in the corresponding period.

On December 9, 2005, the Accounting Standards Board of Japan (ASBJ) issued an Accounting Standard - ASBJ Statement No. 5 "Accounting Standards for Presentation of Net Assets in the Balance Sheet" and its Implementation Guidance - ASBJ Guidance No. 8 "Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet". Effective as of April 1, 2006, Epson has adopted these new accounting standards. Prior to April 1, 2006, if certain hedging criteria are met, such gains and losses arising from changes in fair value were deferred as assets or liabilities. Under the new accounting standards, such gains and losses are recorded as a separate component of shareholders' equity, net of tax.

For interest rate swaps, if certain hedging criteria are met, interest rate swaps are not recognized at their fair values as an alternative method under Japanese accounting standards. The amounts received or paid for such interest rate swap arrangements are charged or credited to income as incurred.

(c) Allowance for doubtful accounts:

Allowance for doubtful accounts is calculated based on the aggregate amount of estimated credit losses for doubtful receivables plus an amount for receivables other than doubtful receivables calculated using historical write-off experience from certain prior periods.

(5) Inventories -

Inventories are stated at the lower of cost or market value, where cost is primarily determined using the weighted average cost method.

(6) Property, plant and equipment -

Property, plant and equipment, including significant renewals and improvements, are carried at cost less accumulated depreciation. Maintenance and repairs, including minor renewals and improvements, are charged to income as incurred. Depreciation of property, plant and equipment is mainly computed based on the declining-balance method for the Company and its Japanese subsidiaries and on the straight-line method for foreign subsidiaries at rates based on the estimated useful lives. For buildings acquired by the Company and its Japanese subsidiaries on or after April 1, 1998, depreciation is computed based on the

straight-line method, which is prescribed by Japanese income tax laws.

The estimated useful lives of significant depreciable assets principally range from eight to fifty years for buildings and structures and principally range from two to eleven years for machinery and equipment.

(7) Intangible assets -

Amortization of intangible assets is computed using the straight-line method. Amortization of software for internal use is computed using the straight-line method over its estimated useful life, ranging from three to five years.

(8) Accrued bonuses -

Accrued bonuses to employees are provided for the estimated amounts which Epson is obligated to pay to employees after the applicable period-end, based on services provided during the current period.

(9) Accrued warranty costs -

Epson provides an accrual for estimated future warranty costs based on the historical relationship of warranty costs to net sales. Specific warranty provisions are made for those products where warranty expenses can be specifically estimated.

(10) Accrued litigation and related expenses -

Accrued litigation and related expenses are provided for estimated future compensation payment and litigation expenses.

(11) Income taxes -

The provision for income taxes is computed based on income before income taxes and minority interest in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

The Company adopts the consolidated tax return system for the calculation of income taxes. Under the consolidated tax return system, the Company consolidates all wholly owned domestic subsidiaries based on the Japanese tax regulations.

(12) Pension and severance costs -

The Company and some of its Japanese subsidiaries recognize accrued pension and severance costs to employees based on the actuarial valuation of projected benefit obligation and plan assets at fair value.

Other Japanese subsidiaries recognize accrued pension and severance costs to employees based on the voluntary retirement benefit payable at the period end.

Pension benefits are determined based on years of service, basic rates of pay and conditions under which the termination occurs, and are payable at the option of the retiring employee either in a lump-sum amount or as an annuity. Contributions to the plans are funded through several financial institutions in accordance with the applicable laws and regulations.

Unrecognized prior service costs are amortized based on the straight-line method over a period of five years beginning at the date of adoption of the plan amendment. Actuarial gains and losses are amortized based on the straight-line method over a period of five years starting from the beginning of the subsequent year.

Most of the Company's foreign subsidiaries have various retirement plans, which are primarily defined contribution plans, covering the majority of their employees.

Prior to June 23 2006, with respect to the Company's directors and statutory auditors, who are not covered by the benefit plans for employees described above, provision was made for retirement benefits based on internal rules regarding directors' and statutory auditors' retirement benefits. On June 23, 2006, such plan was terminated and the benefits granted prior to the termination date are recorded as other long-term liabilities.

(13) Accrued recycle costs -

At the time of sale, accrued recycle costs are provided for estimated future returns of consumer personal computers.

(14) Revenue recognition -

Revenue from sale of goods is recognized at the time when goods are shipped. Revenue from services is recognized when services are rendered and accepted by customers.

(15) Research and development costs -

Research and development costs are expensed as incurred.

(16) Leases -

Epson leases certain office space, machinery and equipment and computer equipment from third parties.

Under Japanese accounting standards, capital leases, other than those under which ownership of the assets

will be transferred to the lessee at the end of the lease term, are allowed to be accounted for as operating leases with footnote disclosure of the estimated acquisition cost, estimated accumulated depreciation and future estimated lease payments.

Epson has recorded substantially all leases as operating leases in the manner described in the preceding paragraph.

(17) Net income per share -

Net income per share is computed based on the weighted average number of common shares outstanding during each applicable period.

(18) Dividends -

Dividends are charged to retained earnings in the fiscal year in which they are paid after approval by the shareholders. In addition to year-end dividends, the board of directors may declare interim cash dividends by resolution to the shareholders of record as of September 30 of each year.

(19) Reclassifications -

Certain prior period amounts have been reclassified to conform to the presentations for the six months ended September 30, 2006.

3. U.S. dollar amounts:

U.S. dollar amounts presented in the accompanying consolidated financial statements and in these notes are included solely for the convenience of readers. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate. As the amounts shown in U.S. dollars are for convenience only, a rate of ¥117.90 = U.S.$1, the rate of exchange prevailing at September 30, 2006, has been used.

4. Acquisitions:

The Company held 50% of the total outstanding shares of Yasu Semiconductor Corporation ("YSC"), a 50:50 joint venture established with International Business Machines Corporation and its affiliates (collectively, "IBM"), with the aim of, among other things, operating a facility that produces semiconductors.

IBM had an option to sell its 50% of YSC shares to the Company for ¥9,450 million ($80,153 thousand) effective from the end of June 2006, while the Company had an option to buy those shares for the same amount effective from the same date. Their respective options were exercised on July 1, 2006. As a result, YSC became a wholly owned subsidiary of the Company.

The goodwill arising from the acquisition of the shares totaled ¥ 1,937 million ($16,429 thousand). Due to the planned dissolution of YSC, the goodwill was impaired in the full amount as reorganization costs for the six months ended September 30, 2006.

The consolidated financial statements include YSC's financial results from July 1 to September 30, 2006.

The assets and liabilities acquired on the date of the business combination in accordance with purchase method were ¥10,075 million ($85,454 thousand) and ¥3,324 million ($28,193 thousand), respectively.

The business combination is not expected to have a material affect on the consolidated statements of income for the six months ended September 30, 2006, assuming the combination is completed on the first day of the period.

5. Notes receivable and notes payable maturing at period-end:

Notes receivable and notes payable are settled on the date of clearance. As September 30, 2006 was a bank holiday, notes receivable and notes payable maturing on that date could not be settled were included in the ending balance of notes and accounts receivable, trade and notes and accounts payable, trade as follows:

	Millions of yen	Thousands of U.S. dollars
Notes receivable	¥327	$2,774
Notes payable	865	7,337

6. Investments in debt and equity securities:

The aggregate cost and market value (carrying value) of other securities with market values, which were included in investment securities account at September 30, 2005 and 2006 and at March 31, 2006, were as follows:

	Millions of yen			
	September 30, 2005			
		Gross unrealized		
	Cost	Gains	Losses	Market value (carrying value)
Equity securities	¥10,553	¥9,945	(¥32)	¥20,466
Debt securities	53	2	(-)	55
Other	180	-	(-)	180
Total	¥10,786	¥9,947	(¥32)	¥20,701

	Millions of yen			
	September 30, 2006			
		Gross unrealized		
	Cost	Gains	Losses	Market value (carrying value)
Equity securities	¥10,994	¥15,274	(¥150)	¥26,118
Debt securities	53	1	(-)	54
Other	243	-	(-)	243
Total	¥11,290	¥15,275	(¥150)	¥26,415

	Millions of yen			
	March 31, 2006			
		Gross unrealized		
	Cost	Gains	Losses	Market value (carrying value)
Equity securities	¥11,044	¥16,726	(¥22)	¥27,748
Debt securities	53	1	(-)	54
Other	222	-	(-)	222
Total	¥11,319	¥16,727	(¥22)	¥28,024

	Thousands of U.S. dollars			
	September 30, 2006			
		Gross unrealized		
	Cost	Gains	Losses	Market value (carrying value)
Equity securities	$93,248	$129,551	($1,272)	$221,527
Debt securities	450	8	(-)	458
Other	2,061	-	(-)	2,061
Total	$95,759	$129,559	($1,272)	$224,046

The carrying amount of unlisted equity securities, unlisted debt securities and other, which was included in investment securities account at September 30, 2005 and 2006 and at March 31, 2006, was as follows:

	Millions of yen			Thousands of U.S. dollars
	September 30		March 31,	September 30,
Other securities	2005	2006	2006	2006
Unlisted equity securities	¥19,468	¥19,061	¥19,328	$161,671
Unlisted debt securities	2,700	-	-	-
Other	163	76	127	645
Total	¥22,331	¥19,137	¥19,455	$162,316

The carrying amount of held-to-maturity debt securities, which was included in cash and cash equivalents

account and short-term investments account at September 30, 2005 and 2006 and at March 31, 2006, was disclosed as follows:

	Millions of yen			Thousands of U.S. dollars
	September 30		March 31,	September 30,
Held-to-maturity debt securities	2005	2006	2006	2006
Commercial paper	¥-	¥41,972	¥39,984	$355,997
Unlisted debt securities	-	-	2,000	-
Total	¥-	¥41,972	¥41,984	$355,997

For the six months ended September 30, 2005 and 2006 and for the year ended March 31, 2006, other-than-temporary impairments of securities with an aggregate market value of ¥0 million, ¥93 million ($789 thousand) and ¥4 million, respectively, were charged to current income. Impairments are principally recorded in cases where the fair value of other securities with determinable market values has declined in excess of 30% of cost. Those securities are written down to the fair value and the resulting losses are included in current income for the period.

7. Derivative instruments:

Epson enters into forward exchange contracts, currency options and interest rate swaps. Forward exchange contracts and currency options are utilized to hedge currency risk exposures. Interest rate swaps are utilized to hedge against possible future changes in interest rates on borrowings. Epson uses derivative instruments only for hedging purposes and not for purposes of trading or speculation.

The table below lists contract amounts and fair values of derivatives as at September 30, 2005 and 2006 and as at March 31, 2006 by transactions and type of instrument, excluding derivatives eligible for hedge accounting.

Instruments	Millions of yen September 30, 2005 Contract amounts	Fair values	Unrealized gains (losses)
Forward exchange contracts:			
Sold -			
U.S. dollar (purchased Japanese yen)	¥11,473	¥11,767	(¥294)
Euro (purchased Japanese yen)	25,482	25,487	(5)
Sterling pound (purchased Japanese yen)	954	951	3
Australian dollar (purchased Japanese yen)	504	522	(18)
Thai baht (purchased U.S. dollar)	251	251	(0)
Indonesia rupiah (purchased U.S. dollar)	176	176	(0)
Philippine peso (purchased U.S. dollar)	107	107	(0)
Japanese yen (purchased Euro)	412	409	3
Polish zloty (purchased Euro)	139	139	(0)
U.S. dollar (purchased Sterling pound)	477	477	(0)
Purchased -			
U.S. dollar (sold Japanese yen)	719	757	38
Euro (sold Japanese yen)	84	84	0
Indonesia rupiah (sold U.S. dollar)	1,019	974	(45)
U.S. dollar (sold Korean won)	439	456	17
U.S. dollar (sold Taiwan dollar)	212	227	15
Total unrealized losses from forward exchange contracts			(¥286)

Instruments	Millions of yen September 30, 2006 Contract amounts	Fair values	Unrealized gains (losses)
Forward exchange contracts:			
Sold -			
U.S. dollar (purchased Japanese yen)	¥15,370	¥15,844	(¥474)
Euro (purchased Japanese yen)	14,418	14,900	(482)
Australian dollar (purchased Japanese yen)	1,428	1,427	1
Thai baht (purchased U.S. dollar)	169	168	1
Philippine peso (purchased U.S. dollar)	140	141	(1)
Japanese yen (purchased Euro)	605	602	3
U.S. dollar (purchased Euro)	3,126	3,133	(7)
Polish zloty (purchased Euro)	151	151	(0)
U.S. dollar (purchased Hong Kong dollar)	388	389	(1)
Purchased -			
U.S. dollar (sold Japanese yen)	23	23	0
Euro (sold Japanese yen)	88	89	1
Sterling pound (sold Japanese yen)	2,558	2,579	21
Indonesia rupiah (sold U.S. dollar)	540	559	19
Japanese yen (sold Euro)	603	601	(2)
Sterling pound (sold Euro)	3,351	3,316	(35)
U.S. dollar (sold Korean won)	3,211	3,192	(19)
U.S. dollar (sold Taiwan dollar)	335	355	20
Total unrealized losses from forward exchange contracts			(¥955)

Instruments	Millions of yen		
	March 31, 2006		
	Contract amounts	Fair values	Unrealized gains (losses)
Forward exchange contracts:			
Sold -			
U.S. dollar (purchased Japanese yen)	¥7,791	¥7,873	(¥82)
Euro (purchased Japanese yen)	15,928	16,515	(587)
Sterling pound (purchased Japanese yen)	971	980	(9)
Australian dollar (purchased Japanese yen)	1,070	1,053	17
Thai baht (purchased U.S. dollar)	195	194	1
Philippine peso (purchased U.S. dollar)	114	115	(1)
Japanese yen (purchased Euro)	707	702	5
U.S. dollar (purchased Euro)	919	921	(2)
Polish zloty (purchased Euro)	144	145	(1)
U.S. dollar (purchased Sterling pound)	649	649	0
Purchased -			
U.S. dollar (sold Japanese yen)	746	741	(5)
Euro (sold Japanese yen)	134	135	1
Sterling pound (sold Euro)	369	369	0
U.S. dollar (sold Taiwan dollar)	467	469	2
Total unrealized losses from forward exchange contracts			(¥661)

Instruments	Thousands of U.S. dollars		
	September 30, 2006		
	Contract amounts	Fair values	Unrealized gains (losses)
Forward exchange contracts:			
Sold -			
U.S. dollar (purchased Japanese yen)	$130,365	$134,385	($4,020)
Euro (purchased Japanese yen)	122,290	126,378	(4,088)
Australian dollar (purchased Japanese yen)	12,112	12,104	8
Thai baht (purchased U.S. dollar)	1,433	1,425	8
Philippine peso (purchased U.S. dollar)	1,188	1,196	(8)
Japanese yen (purchased Euro)	5,131	5,106	25
U.S. dollar (purchased Euro)	26,514	26,573	(59)
Polish zloty (purchased Euro)	1,281	1,281	(0)
U.S. dollar (purchased Hong Kong dollar)	3,291	3,299	(8)
Purchased -			
U.S. dollar (sold Japanese yen)	195	195	0
Euro (sold Japanese yen)	747	755	8
Sterling pound (sold Japanese yen)	21,696	21,874	178
Indonesia rupiah (sold U.S. dollar)	4,580	4,741	161
Japanese yen (sold Euro)	5,115	5,098	(17)
Sterling pound (sold Euro)	28,422	28,125	(297)
U.S. dollar (sold Korean won)	27,235	27,074	(161)
U.S. dollar (sold Taiwan dollar)	2,841	3,011	170
Total unrealized losses from forward exchange contracts			($8,100)

These forward exchange contracts were entered into for hedging purposes. Unrealized gains and losses from these contracts are recognized in earnings. Forward exchange contracts assigned individually to

monetary items denominated in foreign currencies are excluded from the above table.

There were no interest rate swap transactions outstanding at September 30, 2005 and 2006 and at March 31, 2006, other than derivatives eligible for hedge accounting.

8. Assets pledged as collateral:

Assets pledged as collateral for notes and accounts payable, trade account and accounts payable, other account of ¥920 million ($7,803 thousand) at September 30, 2006 were as follows:

Pledged assets	Millions of yen	Thousands of U.S. dollars
Cash and cash equivalents	¥1,500	$12,723

There were no assets pledged at September 30, 2005 and at March 31, 2006.

9. Credit agreements:

As at September 30, 2006, the Company had line of credit agreements with eleven banks for an aggregate maximum amount of ¥80,000 million ($678,541 thousand). As at September 30, 2006, there were unused credit lines of ¥50,000 million ($424,088 thousand) outstanding and available.

10. Goodwill:

Epson had goodwill and negative goodwill as at September 30, 2006. Negative goodwill is recorded in other long-term liabilities account and is amortized on a straight-line basis in accordance with Japanese accounting standards. Negative goodwill is recorded after offsetting against goodwill. The amounts of goodwill and negative goodwill before offsetting as at September 30, 2006 were as follows:

	Millions of yen	Thousands of U.S. dollars
Goodwill	¥2,005	$17,006
Negative goodwill	¥5,472	$46,412

11. Cash dividends:

The amount of year-end cash dividend per share, which the Company paid to the shareholders of record as at March 31, 2006 for the six months ended September 30, 2006, was as follows:

Cash dividend per share	Yen	U.S. dollars
Year-end	¥16.00	$0.14

On October 25, 2006, the board of directors declared interim cash dividend by resolution to the shareholders of record as at September 30, 2006. The amounts of the interim cash dividend, which will be paid to shareholders, are as follows:

	Millions of yen	Thousands of U.S. dollars
Interim cash dividend	¥3,142	$26,650
	Yen	U.S. dollars
Cash dividend per share	¥16.00	$0.14

The effective date of the payment claim is November 30, 2006.

12. Net income (loss) per share:

Calculation of net income (loss) per share for the six months ended September 30, 2005 and 2006 and for the year ended March 31, 2006 was as follows:

	Millions of yen			Thousands of U.S. dollars
	Six months ended September 30		Year ended March 31,	Six months ended September 30,
	2005	2006	2006	2006
Net income (loss) attributable to common shares	(¥1,161)	¥413	(¥17,917)	$3,503
Weighted average number of common shares outstanding	196,363,762	196,363,176	196,363,643	
	Yen			U.S. dollars
Net income (loss) per share	(¥5.91)	¥2.10	(¥91.24)	$0.02

Epson had no dilutive potential common shares, such as convertible debt or warrants, outstanding for the six months ended September 30, 2005. The potential common shares issuable upon conversion of convertible bonds with anti-dilutive effect were excluded from the computation of net income (loss) per share for the six months ended September 30, 2006 and for the year ended March 31, 2006.

13. Reorganization costs:

The reorganization costs for the six months ended September 30, 2006 mainly represent a reorganization of production sites accompanying structural reforms.

The reorganization costs for the year ended March 31, 2006 mainly represent a consolidation and

integration of production sites and a reorganization of production lines accompanying structural reforms.

14. Cash flow information:

Cash and cash equivalents at September 30, 2005 and 2006 and at March 31, 2006 were composed of the following:

	Millions of yen			Thousands of U.S. dollars
	September 30		March 31,	September 30,
	2005	2006	2006	2006
Cash and deposits	¥258,997	¥221,218	¥233,087	$1,876,319
Short-term investments	-	41,972	41,984	355,997
Short-term loans receivables	-	10,000	10,000	84,817
Sub-total	258,997	273,190	285,071	2,317,133
Less:				
Short-term borrowings (overdrafts)	(304)	(1,432)	(594)	(12,146)
Time deposits due over three months	(956)	(2,680)	(2,363)	(22,731)
Short-term investments due over three months	(-)	(-)	(2,000)	(-)
Cash and cash equivalents	¥257,737	¥269,078	¥280,114	$2,282,256

The Company obtained marketable securities, the fair value of which was ¥9,911 million ($84,063 thousand) at September 30, 2006, as deposit for the short-term loans receivables above.

15. Leases:

As described in Note 2 (16), Epson, as a lessee, charges periodic capital lease payments to expense when paid. Such payments for the six months ended September 30, 2005 and 2006 and for the year ended March 31, 2006 amounted to ¥8,927 million, ¥8,480 million ($71,925 thousand) and ¥17,639 million, respectively.

If capital leases that do not transfer the ownership of the assets to the lessee at the end of the lease term were capitalized, the capital lease assets at September 30, 2005 and 2006 and at March 31, 2006 would have been as follows:

	Millions of yen			Thousands of U.S. dollars
	September 30		March 31,	September 30,
	2005	2006	2006	2006
Acquisition cost:				
Machinery and equipment	¥78,766	¥74,815	¥78,183	$634,563
Furniture and fixtures	3,713	3,028	3,375	25,683
Intangible assets	762	307	592	2,604
	83,241	78,150	82,150	662,850
Less:				
Accumulated depreciation	(44,144)	(53,772)	(50,302)	(456,082)
Accumulated impairment loss	(1,020)	(137)	(821)	(1,162)
	(45,164)	(53,909)	(51,123)	(457,244)
Net book value	¥38,077	¥24,241	¥31,027	$205,606

Depreciation expenses for these leased assets for the six months ended September 30, 2005 and 2006 and for the year ended March 31, 2006 would have been ¥8,086 million, ¥7,663 million ($64,996 thousand) and ¥15,965 million, respectively, if they were computed in accordance with the straight-line method over the periods of these capital leases, assuming no residual value.

Interest expense for these capital leases for the six months ended September 30, 2005 and 2006 and for the year ended March 31, 2006 would have been ¥808 million, ¥516 million ($4,377 thousand) and ¥1,470 million, respectively.

Epson has recognized an impairment loss for future lease payments of impaired capital lease assets in accordance with Japanese accounting standards, which was recorded in reorganization costs. The amount was ¥317 million for the year ended March 31, 2006. For the six months ended September 30, 2005 and 2006, there were no impairment losses for capital leases.

Future lease payments for capital leases at September 30, 2005 and 2006 and at March 31, 2006 were as follows:

	Millions of yen			Thousands of U.S. dollars
	September 30		March 31,	September 30,
Future lease payments	2005	2006	2006	2006
Due within one year	¥16,009	¥12,180	¥15,332	$103,308
Due after one year	24,743	13,475	18,033	114,292
Total	¥40,752	¥25,655	¥33,365	$217,600

Amounts appearing in the table above include amounts to be paid on capital leases which have accrued impairment losses amounting to ¥722 million, ¥59 million ($500 thousand) and ¥565 million as of September 30, 2005 and 2006 and as of March 31, 2006, respectively. Lease payments for impaired

capital lease assets in the six months ended September 30, 2005 and 2006 and in the year ended March 31, 2006 were ¥296 million, ¥154 million ($1,306 thousand) and ¥472 million, respectively.

Future lease payments for non-cancelable operating leases as a lessee at September 30, 2005 and 2006 and at March 31, 2006 were as follows:

	Millions of yen			Thousands of U.S. dollars
	September 30		March 31,	September 30,
Future lease payments	2005	2006	2006	2006
Due within one year	¥3,368	¥3,999	¥4,482	$33,919
Due after one year	8,045	9,408	12,129	79,796
Total	¥11,413	¥13,407	¥16,611	$113,715

In addition, future lease receipts for non-cancelable operating leases as a lessor at September 30, 2005 and 2006 and at March 31, 2006 were as follows:

	Millions of yen			Thousands of U.S. dollars
	September 30		March 31,	September 30,
Future lease receipts	2005	2006	2006	2006
Due within one year	¥305	¥324	¥315	$2,748
Due after one year	1,622	1,381	1,505	11,713
Total	¥1,927	¥1,705	¥1,820	$14,461

16. Contingent liabilities:

Contingent liabilities for guarantee of employees' housing loans from banks at September 30, 2005 and 2006 and at March 31, 2006 were ¥2,609 million, ¥2,661 million ($22,570 thousand) and ¥2,920 million, respectively. Furthermore, the amounts of discounted notes at September 30, 2005 and 2006 were ¥15 million, and ¥16 million ($136 thousand), respectively.

17. Segment information:

(1) Business segment information -

Epson is primarily engaged in the development, manufacture and sale of computer printers, liquid crystal displays ("LCDs"), semiconductor products and other products.

Epson operates manufacturing facilities in Japan, Asia, the Americas and Europe, and markets its products internationally through a global network of local sales subsidiaries.

Epson is engaged principally in the following three business segments categorized based on the nature of products, markets and marketing methods.

Information-related equipment segment, including color inkjet printers, laser printers, dot matrix printers, large format inkjet printers and related supplies, color image scanners, mini-printers, printers for use in POS systems, 3LCD projectors, HDTV LCD projection televisions, LCD monitors, label writers and personal computers.

Electronic devices segment, including small- and medium-sized LCDs, HTPS-TFT panels for 3LCD projectors, CMOS LSI, crystal units, crystal oscillators and optical devices.

Precision products segment, including watches, watch movements, plastic corrective lenses, precision industrial robots, IC handlers and industrial inkjet equipments.

Operations not categorized in any of the above segments, such as services offered within Epson and new businesses still in the start-up phase, are categorized within "Other".

On April 1, 2006, the Company's optical device business (excluding the corrective lens business) was transferred to a consolidated subsidiary, Epson Toyocom Corporation. The Company's optical device business, which boasts expertise in optical components for 3LCD projectors, was merged with Epson Toyocom's optical device business, which specializes in areas such as image correction for digital cameras and optical pickup components for DVD recorders. This reorganization seeks to efficiently combine markets, technologies, and development resources with the objective of bolstering the Epson's technology development capabilities, enhancing its market competitiveness, and increasing the value of its business.

With this reorganization, the results of the Company's optical device business, which were formerly reported under precision products segment, are reported under electronic devices segment. This change is effective from the current fiscal year. The effect of the reorganization on segment information is immaterial and is thus not reported herein.

The table below summarizes the business segment information of Epson for the six months ended September 30, 2005 and 2006 and for the year ended March 31, 2006:

Six months ended September 30:

	Millions of yen			Thousands of U.S. dollars
	Six months ended September 30		Year ended March 31,	Six months ended September 30,
	2005	**2006**	2006	**2006**
Information-related equipment:				
Net sales:				
Customers	¥439,471	**¥416,818**	¥973,690	**$3,535,352**
Inter-segment	1,283	**1,175**	2,753	**9,966**
Total	440,754	**417,993**	976,443	**3,545,318**
Operating expenses	425,660	**385,684**	931,422	**3,271,281**
Operating income	¥15,094	**¥32,309**	¥45,021	**$274,037**
Electronic devices:				
Net sales:				
Customers	¥237,866	**¥212,917**	¥489,460	**$1,805,912**
Inter-segment	20,131	**18,156**	37,507	**153,995**
Total	257,997	**231,073**	526,967	**1,959,907**
Operating expenses	261,092	**239,407**	536,726	**2,030,594**
Operating loss	(¥3,095)	**(¥8,334)**	(¥9,759)	**($70,687)**
Precision products:				
Net sales:				
Customers	¥40,524	**¥45,549**	¥81,463	**$386,336**
Inter-segment	2,435	**517**	4,315	**4,385**
Total	42,959	**46,066**	85,778	**390,721**
Operating expenses	41,932	**43,279**	83,427	**367,082**
Operating income	¥1,027	**¥2,787**	¥2,351	**$23,639**
Other:				
Net sales:				
Customers	¥2,383	**¥2,106**	¥4,955	**$17,862**
Inter-segment	13,852	**13,329**	28,022	**113,054**
Total	16,235	**15,435**	32,977	**130,916**
Operating expenses	23,536	**21,674**	45,757	**183,834**
Operating loss	(¥7,301)	**(¥6,239)**	(¥12,780)	**($52,918)**
Eliminations and corporate:				
Net sales	(¥37,701)	**(¥33,177)**	(¥72,597)	**($281,400)**
Operating expenses	(37,980)	**(33,614)**	(73,522)	**(285,107)**
Operating income	¥279	**¥437**	¥925	**$3,707**
Consolidated:				
Net sales	¥720,244	**¥677,390**	¥1,549,568	**$5,745,462**
Operating expenses	714,240	**656,430**	1,523,810	**5,567,684**
Operating income	¥6,004	**¥20,960**	¥25,758	**$177,778**

The table below summarizes the business segment information of Epson for the three months ended September 30, 2005 and 2006:

Three months ended September 30:

	Millions of yen		Thousands of U.S. dollars
	Three months ended September 30		Three months ended September 30,
	2005	**2006**	**2006**
Information-related equipment:			
Net sales:			
Customers	¥228,029	**¥216,757**	**$1,838,482**
Inter-segment	713	**506**	**4,291**
Total	228,742	**217,263**	**1,842,773**
Operating expenses	217,906	**199,077**	**1,688,524**
Operating income	¥10,836	**¥18,186**	**$154,249**
Electronic devices:			
Net sales:			
Customers	¥129,618	**¥111,499**	**$945,708**
Inter-segment	11,239	**10,380**	**88,041**
Total	140,857	**121,879**	**1,033,749**
Operating expenses	138,256	**124,816**	**1,058,660**
Operating income (loss)	¥2,601	**(¥2,937)**	**($24,911)**
Precision products:			
Net sales:			
Customers	¥21,260	**¥25,879**	**$219,500**
Inter-segment	1,296	**171**	**1,450**
Total	22,556	**26,050**	**220,950**
Operating expenses	21,377	**24,598**	**208,634**
Operating income	¥1,179	**¥1,452**	**$12,316**
Other:			
Net sales:			
Customers	¥1,200	**¥1,219**	**$10,339**
Inter-segment	7,105	**6,193**	**52,528**
Total	8,305	**7,412**	**62,867**
Operating expenses	12,125	**10,384**	**88,075**
Operating loss	(¥3,820)	**(¥2,972)**	**($25,208)**
Eliminations and corporate:			
Net sales	(¥20,353)	**(¥17,250)**	**($146,310)**
Operating expenses	(20,603)	**(17,467)**	**(148,151)**
Operating income	¥250	**¥217**	**$1,841**
Consolidated:			
Net sales	¥380,107	**¥355,354**	**$3,014,029**
Operating expenses	369,061	**341,408**	**2,895,742**
Operating income	¥11,046	**¥13,946**	**$118,287**

(2) Geographic segment information -

Net sales are attributed to geographic segments based on the country location of the Company or the subsidiary that transacted the sale with the external customer. Principal countries and jurisdictions in each geographic segment are as follows:

"The Americas" mainly includes the United States, Canada, Brazil, Chile, Argentina, Costa Rica, Colombia, Venezuela, Mexico and Peru.

"Europe" mainly includes the United Kingdom, the Netherlands, Germany, France, Italy, Spain, Portugal and Russia.

"Asia/Oceania" mainly includes China (including Hong Kong), Singapore, Malaysia, Taiwan, Thailand, the Philippines, Australia, New Zealand, Indonesia, Korea and India.

The table below summarizes the geographic segment information of Epson for the six months ended September 30, 2005 and 2006 and for the year ended March 31, 2006:

Six months ended September 30:

	Millions of yen			Thousands of U.S. dollars
	Six months ended September 30		Year ended March 31,	Six months ended September 30,
	2005	**2006**	2006	**2006**
Japan:				
Net sales:				
Customers	¥357,342	**¥310,604**	¥742,093	**$2,634,470**
Inter-segment	283,122	**309,146**	565,438	**2,622,103**
Total	640,464	**619,750**	1,307,531	**5,256,573**
Operating expenses	650,612	**598,724**	1,323,858	**5,078,235**
Operating income (loss)	(¥10,148)	**¥21,026**	(¥16,327)	**$178,338**
The Americas:				
Net sales:				
Customers	¥116,760	**¥119,424**	¥263,196	**$1,012,926**
Inter-segment	23,566	**20,757**	45,701	**176,056**
Total	140,326	**140,181**	308,897	**1,188,982**
Operating expenses	132,092	**131,983**	296,267	**1,119,448**
Operating income	¥8,234	**¥8,198**	¥12,630	**$69,534**
Europe:				
Net sales:				
Customers	¥135,808	**¥127,384**	¥310,902	**$1,080,441**
Inter-segment	1,280	**6,180**	2,784	**52,417**
Total	137,088	**133,564**	313,686	**1,132,858**
Operating expenses	136,429	**135,861**	306,010	**1,152,341**
Operating income (loss)	¥659	**(¥2,297)**	¥7,676	**($19,483)**
Asia/Oceania:				
Net sales:				
Customers	¥110,334	**¥119,978**	¥233,377	**$1,017,625**
Inter-segment	297,512	**283,494**	606,268	**2,404,530**
Total	407,846	**403,472**	839,645	**3,422,155**
Operating expenses	390,908	**386,538**	814,220	**3,278,525**
Operating income	¥16,938	**¥16,934**	¥25,425	**$143,630**
Eliminations and corporate:				
Net sales	(¥605,480)	**(¥619,577)**	(¥1,220,191)	**($5,255,106)**
Operating expenses	(595,801)	**(596,676)**	(1,216,545)	**(5,060,865)**
Operating loss	(¥9,679)	**(¥22,901)**	(¥3,646)	**($194,241)**
Consolidated:				
Net sales	¥720,244	**¥677,390**	¥1,549,568	**$5,745,462**
Operating expenses	714,240	**656,430**	1,523,810	**5,567,684**
Operating income	¥6,004	**¥20,960**	¥25,758	**$177,778**

The table below summarizes the geographic segment information of Epson for the three months ended September 30, 2005 and 2006:

Three months ended September 30:

	Millions of yen		Thousands of U.S. dollars
	Three months ended September 30		Three months ended September 30,
	2005	**2006**	**2006**
Japan:			
Net sales:			
Customers	¥189,632	**¥163,521**	**$1,386,947**
Inter-segment	154,058	**153,339**	**1,300,585**
Total	343,690	**316,860**	**2,687,532**
Operating expenses	343,960	**314,758**	**2,669,703**
Operating income (loss)	(¥270)	**¥2,102**	**$17,829**
The Americas:			
Net sales:			
Customers	¥62,537	**¥63,208**	**$536,115**
Inter-segment	11,368	**10,290**	**87,278**
Total	73,905	**73,498**	**623,393**
Operating expenses	69,658	**68,822**	**583,732**
Operating income	¥4,247	**¥4,676**	**$39,661**
Europe:			
Net sales:			
Customers	¥70,111	**¥65,241**	**$553,359**
Inter-segment	733	**2,109**	**17,888**
Total	70,844	**67,350**	**571,247**
Operating expenses	70,846	**68,159**	**578,109**
Operating loss	(¥2)	**(¥809)**	**($6,862)**
Asia/Oceania:			
Net sales:			
Customers	¥57,827	**¥63,384**	**$537,608**
Inter-segment	171,916	**159,718**	**1,354,690**
Total	229,743	**223,102**	**1,892,298**
Operating expenses	221,719	**212,722**	**1,804,257**
Operating income	¥8,024	**¥10,380**	**$88,041**
Eliminations and corporate:			
Net sales	(¥338,075)	**(¥325,456)**	**($2,760,441)**
Operating expenses	(337,122)	**(323,053)**	**(2,740,059)**
Operating loss	(¥953)	**(¥2,403)**	**($20,382)**
Consolidated:			
Net sales	¥380,107	**¥355,354**	**$3,014,029**
Operating expenses	369,061	**341,408**	**2,895,742**
Operating income	¥11,046	**¥13,946**	**$118,287**

(3) Sales to overseas customers -

The table below shows sales to overseas customers by geographic region, and as a percentage of consolidated net sales, for the six months ended September 30, 2005 and 2006 and for the year ended March 31, 2006:

	Millions of yen			Thousands of U.S. dollars
	Six months ended September 30		Year ended March 31,	Six months ended September 30,
	2005	**2006**	2006	**2006**
Overseas sales:				
The Americas	¥129,584	**¥128,013**	¥285,127	**$1,085,776**
Europe	160,097	**156,468**	357,835	**1,327,125**
Asia/Oceania	209,583	**181,727**	421,994	**1,541,365**
Total	499,264	**466,208**	1,064,956	**3,954,266**
Consolidated net sales	¥720,244	**¥677,390**	¥1,549,568	**$5,745,462**
Percentage:				
The Americas	18.0%	**18.9%**	18.4%	
Europe	22.2	**23.1**	23.1	
Asia/Oceania	29.1	**26.8**	27.2	
Total	69.3%	**68.8%**	68.7%	

The table below shows sales to overseas customers by geographic region, and as a percentage of consolidated net sales, for the three months ended September 30, 2005 and 2006:

	Millions of yen		Thousands of U.S. dollars
	Three months ended September 30		Three months ended September 30,
	2005	**2006**	**2006**
Overseas sales:			
The Americas	¥67,854	**¥68,219**	**$578,617**
Europe	80,297	**82,673**	**701,213**
Asia/Oceania	122,699	**96,277**	**816,599**
Total	270,850	**247,169**	**2,096,429**
Consolidated net sales	¥380,107	**¥355,354**	**$3,014,029**
Percentage:			
The Americas	17.9%	**19.2%**	
Europe	21.1	**23.3**	
Asia/Oceania	32.3	**27.1**	
Total	71.3%	**69.6%**	

18. Subsequent events:

The Company and OMRON Corporation ("OMRON") agreed to transfer the facilities of the semiconductor business of YSC, a wholly owned subsidiary of the Company, to OMRON. On October 25, 2006, the Company approved the dissolution of YSC, effective in or around March 2007, at the meeting of the board of directors. YSC's primary business is to operate a facility that produces semiconductors and its capital is ¥16,170 million ($137,150 thousand).

The dissolution is not expected to have a material affect on Epson's operation. The main components of the loss associated with the dissolution were reported in the consolidated financial statements for the six months ended September 30, 2006.

October 25, 2006

Supplementary Information
Consolidated Half Year ended September 30, 2006

Supplementary Information

Consolidated Half Year ended September 30, 2006

Cautionary Statement

This report includes forward-looking statements that are based on management's view from the information available at the time of the announcement. These statements are subject to various risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Epson include, but are not limited to, general economic conditions, the ability of Epson to continue to timely introduce new products and services in markets, consumption trend, competition, technology trend, exchange rate fluctuations.

1. Sales by division

(Unit: billion yen)

	Six months ended September 30, 2005	Six months ended September 30, 2006	Increase %	Forecast for the year ended March 31, 2007	Increase compared to year ended March 31, 2006 %
Information-related equipment	440.7	418.0	(5.2%)	910.0	(6.8%)
Printer	378.5	353.4	(6.6%)	781.0	(7.0%)
Visual instruments	46.7	52.2	12.0%	101.0	(3.5%)
Other	18.5	12.8	(30.8%)	29.0	(24.3%)
Intra-segment sales	(3.0)	(0.4)	-%	(1.0)	-%
Electronic devices	258.0	231.1	(10.4%)	462.0	(12.3%)
Display	189.2	141.8	(25.0%)	288.0	(21.8%)
Semiconductor	51.2	47.1	(8.0%)	91.0	(11.3%)
Quartz device	25.6	49.4	92.8%	99.0	40.1%
Other	1.8	1.9	4.6%	3.0	2.6%
Intra-segment sales	(9.8)	(9.1)	-%	(19.0)	-%
Precision products	43.0	46.1	7.2%	89.0	3.8%
Other	16.2	15.4	(4.9%)	30.0	(9.0%)
Inter-segment sales	(37.7)	(33.2)	-%	(62.0)	-%
Consolidated sales	720.2	677.4	(5.9%)	1,429.0	(7.8%)

2. Business segment information

(Unit: billion yen)

	Six months ended September 30, 2005	Six months ended September 30, 2006	Increase %	Forecast for the year ended March 31, 2007	Increase compared to year ended March 31, 2006 %
Information-related equipment					
Net sales:					
Customers	439.5	416.8	(5.2%)	908.0	(6.7%)
Inter-segment	1.2	1.2	(8.4%)	2.0	(27.3%)
Total	440.7	418.0	(5.2%)	910.0	(6.8%)
Operating expenses	425.6	385.7	(9.4%)	844.0	(9.4%)
Operating income	15.1	32.3	114.0%	66.0	46.6%
Electronic devices					
Net sales:					
Customers	237.8	212.9	(10.5%)	427.0	(12.8%)
Inter-segment	20.2	18.2	(9.8%)	35.0	(6.7%)
Total	258.0	231.1	(10.4%)	462.0	(12.3%)
Operating expenses	261.1	239.4	(8.3%)	479.0	(10.8%)
Operating loss	(3.1)	(8.3)	-%	(17.0)	-%
Precision products					
Net sales:					
Customers	40.5	45.6	12.4%	88.0	8.0%
Inter-segment	2.5	0.5	(78.8%)	1.0	(76.8%)
Total	43.0	46.1	7.2%	89.0	3.8%
Operating expenses	42.0	43.3	3.2%	85.0	1.9%
Operating income	1.0	2.8	171.3%	4.0	70.1%
Other					
Net sales:					
Customers	2.4	2.1	(11.6%)	6.0	21.1%
Inter-segment	13.8	13.3	(3.8%)	24.0	(14.4%)
Total	16.2	15.4	(4.9%)	30.0	(9.0%)
Operating expenses	23.5	21.6	(7.9%)	43.0	(6.0%)
Operating loss	(7.3)	(6.2)	-%	(13.0)	-%
Elimination and corporate					
Net sales	(37.7)	(33.2)	-%	(62.0)	-%
Operating expenses	(38.0)	(33.6)	-%	(62.0)	-%
Operating income	0.3	0.4	56.9%	-	-%
Consolidated					
Net sales	720.2	677.4	(5.9%)	1,429.0	(7.8%)
Operating expenses	714.2	656.4	(8.1%)	1,389.0	(8.8%)
Operating income	6.0	21.0	249.1%	40.0	55.3%

3. Capital expenditure / Depreciation and amortization

(Unit: billion yen)

	Six months ended September 30, 2005	Six months ended September 30, 2006	Increase %	Forecast for the year ended March 31, 2007	Increase compared to year ended March 31, 2006 %
Capital expenditure	37.4	32.6	(12.8%)	100.0	(11.2%)
Information-related equipment	12.9	14.6	13.6%	34.0	17.1%
Electronic devices	14.3	14.8	3.7%	45.0	(21.6%)
Precision products	2.0	1.9	(6.7%)	6.0	33.5%
Other	8.2	1.3	(84.8%)	15.0	(30.6%)
Depreciation and amortization	52.6	43.3	(17.7%)	103.0	(5.8%)

4. Research and development

(Unit: billion yen)

	Six months ended September 30, 2005	Six months ended September 30, 2006	Increase %	Forecast for the year ended March 31, 2007	Increase compared to year ended March 31, 2006 %
Research and Development	44.1	42.1	(4.6%)	96.0	3.2%
R&D / sales ratio	6.1%	6.2%		6.7%	

5. Management indices

(Unit: %)

	Six months ended September 30, 2005	Six months ended September 30, 2006	Increase Point	Forecast for the year ended March 31, 2007	Increase compared to year ended March 31, 2006 Point
Return on equity (ROE)	(0.2%)	0.1%	0.3	2.9%	6.7
Return on assets (ROA)	0.6%	1.2%	0.6	2.5%	4.0
Return on sales (ROS)	1.1%	2.4%	1.3	2.3%	3.6

Note 1. ROE=Net income / Beginning and ending balance average shareholders' equity
2. ROA=Income before income taxes and minority interest / Beginning and ending balance average total assets
3. ROS=Income before income taxes and minority interest / Net sales

6. Foreign exchange fluctuation effect on net sales

(Unit: billion yen)

	Six months ended September 30, 2005	Six months ended September 30, 2006	Increase
Foreign exchange effect	4.4	24.0	19.6
U.S. dollars	(0.5)	6.3	6.8
Euro	2.3	9.0	6.7
Other	2.6	8.7	6.1
Exchange rate			
Yen / U.S. dollars	109.48	115.38	
Yen / Euro	135.65	145.97	

Note: Foreign exchange effect=(Foreign currency sales for the period) x (Average rate for the period – Average rate for the same prior period)

7. Inventory

(Unit: billion yen)

	September 30, 2005	March 31, 2006	September 30, 2006	Increase compared to March 31, 2006
Inventory	223.4	192.0	214.4	22.4
Information-related equipment	143.9	112.9	128.9	16.0
Electronic devices	62.5	61.6	67.8	6.2
Precision products	15.1	15.5	16.0	0.5
Other / Corporate	1.9	2.0	1.7	(0.3)
				(Unit: days)
Turnover by days	57	45	58	13
Information-related equipment	60	42	56	14
Electronic devices	44	43	54	11
Precision products	64	66	64	(2)
Other / Corporate	24	22	21	(1)

Note: Turnover by days=Ending balance of inventory / Prior 6 months sales per day

8. Employees

(Unit: person)

	September 30, 2005	March 31, 2006	September 30, 2006	Increase compared to March 31, 2006
Number of employees at period end	98,480	90,701	102,025	11,324
Domestic	22,971	23,522	24,333	811
Overseas	75,509	67,179	77,692	10,513

October 25, 2006 First Half and Second Quarter Financial Results Fiscal Year 2006 (Ending March 2007)

First Half and Second Quarter Financial Results

Fiscal Year 2006

(Ending March 2007)

October 25, 2006

SEIKO EPSON CORPORATION

Disclaimer

EPSON
EXCEED YOUR VISION

When reviewing this information please note that the information was created as of the date of the information, should be considered in the context of the circumstances prevailing at that time and is only correct as of that date. The information contains certain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include, but are not limited to, the competitive environment, market trends, general economic conditions, exchange rate fluctuations and our ability to continue to timely introduce new products and services.

This report is a simple translation of the Japanese version of second quarter financial results of FY2006 explanatory presentation prepared in Japanese. No reclassification nor rearrangement has been made.

Numerical values: Any portion of an amount less than the unit stated is disregarded.
Percentages: Rounded off to one decimal place.

1. FY2006 1H Financial Results

2. FY2006 Business Outlook

Reform Plan for Improving Earnings Potential
— First-Half Progress —

EPSON
EXCEED YOUR VISION

Epson Group Mid-Range Business Policies

Reform Plan for Improving Earnings Potential Is in Progress

1. Redefine & reinforce the business and product portfolio

   Give direction to the inkjet-related product portfolio

2. Reorganize the electronic device businesses

   Promote structural and overall staffing structure reforms

3. Streamline costs

   Promote thorough design-to-cost and cost streamlining

4. Reform the governance system

   Introduce a corporate executive officer system to clarify corporate execution decisions and supervision, reduce the number of directors, reduce director terms to one year and increase importance of annual perfomance evaluations

5. Reform the corporate culture

   Go back to the spirit of "Creativity and challenge," "S&A," and "One Epson" to radically boost earnings potential and ensure solid future growth.

Develop Applications for Micro Piezo Print Head Technology

EPSON
EXCEED YOUR VISION

Business segment

- **Enhance & expand inkjet printer business segment**
  - Specific business segments
  - Print-on-demand (POD) segment
  - Collaboration with business partners



IJP Business Strategy
EPSON
Expand into business applications using original Epson technology
Epson = Photo
Photo
Large-format graphics
Photos
Documents
PC peripherals
New focus
1. Special business
2 POD
3. Expand cooperation with business partners
Consumer
Business

Industrial segment

- **Developed inkjet system for color filter fabrication**
  - Developed industrial inkjet applications based on Micro Piezo print heads
  - World's first gen-8-capable inkjet system for fabricating color filters (used at Sharp's Kameyama plant)
- **Prototyped a 20-layer circuit board**
- **Use inkjet system to form alignment layer on HTPS panels for front projectors**
- **Examining business expansion of machines for industrial inkjet applications**



Printing
Inkjet print head
Material output
Material input

Color filter fabrication system


Liquid crystal color filter

20-layer circuit board (front)

World's first inkjet alignment layer 0.6" XGA HTPS

First-Half Financial Highlights


EPSON
EXCEED YOUR VISION

(Billions of yen)		FY2005		FY2006				Change (amount, %)	
		Actual	%	Original Plan	%	Actual	%	Vs. year-ago period	Vs. original plan
Net sales		720.2	-	706.0	-	677.3	-	-42.8 -5.9%	-28.6 -4.1%
Operating income		6.0	0.8%	2.0	0.3%	20.9	3.1%	+14.9 +249.1%	+18.9 +948.0%
Ordinary income		8.8	1.2%	3.0	0.4%	20.8	3.1%	+12.0 +135.2%	+17.8 +596.0%
Net income before income taxes		7.6	1.1%	-4.0	-0.6%	16.2	2.4%	+8.5 +110.7%	+20.2 —
Net income		-1.1	-0.2%	-11.0	-1.6%	0.4	0.1%	+1.5 -	+11.4 —
EPS		-¥5.91		-		¥2.10			
Exchange rate	USD	109.48		¥112.00		¥115.38			
	EUR	135.65		¥135.00		¥145.97			

* Exchange rates used in 7/26 outlook:
USD: 110.00 / EUR: 139.00

Half-Year Financial Highlights
▶Net sales (by business segment)



(Billions of yen)
800.0
700.0
600.0
500.0
400.0
300.0
200.0
100.0
0.0
-100.0
720.2
706.0
677.3
16.2
42.9
257.9
440.7
-37.7
20.0
45.0
251.0
429.0
-39.0
15.4
46.0
231.0
417.9
-33.1
FY2005/1H Actual
FY2006/1H Original plan
FY2006/1H Actual
Consolidated total
Vs. year-ago period -42.8
Vs. original plan -28.6
Other
Vs. year-ago period -0.7
Vs. original plan -4.5
Precision products
Vs. year-ago period +3.1
Vs. original plan +1.0
Electronic devices
Vs. year-ago period -26.9
Vs. original plan -19.9
Information equipment
Vs. year-ago period -22.7
Vs. original plan -11.0
Eliminations

Half-Year Financial Highlights

▶Operating income (by business segment)



EPSON
EXCEED YOUR VISION
(Billions of yen)
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
-10.0
-20.0
6.0
2.0
20.9
1.0
15.0
-3.0
-7.3
1.0
15.0
-7.0
-7.0
2.7
32.3
-8.3
-6.2
FY2005/1H Actual
FY2006/1H Original plan
FY2006/1H Actual
Consolidated total
Vs. year-ago period +14.9
Vs. original plan +18.9
Precision products
Vs. year-ago period +1.7
Vs. original plan +1.7
Information equipment
Vs. year-ago period +17.2
Vs. original plan +17.3
Electronic devices
Vs. year-ago period -5.2
Vs. original plan -1.3
Other
Vs. year-ago period +1.0
Vs. original plan +0.7

Second-Quarter Financial Highlights


EPSON
EXCEED YOUR VISION

(Billions of yen)		FY2005		FY2006		Change	
		2Q	%	2Q	%	Amount	%
Net sales		380.1	-	355.3	-	-24.7	-6.5%
Operating income		11.0	2.9%	13.9	3.9%	+2.9	+26.3%
Ordinary income		11.6	3.1%	14.5	4.1%	+2.9	+25.0%
Net income before income taxes		11.4	3.0%	10.6	3.0%	-0.8	-7.1%
Net income		5.8	1.5%	6.0	1.7%	+0.2	+3.4%
Exchange rate	USD	¥111.28		¥116.26			
	EUR	¥135.72		¥148.16			

Quarterly Net Sales
▶By business segment



EPSON
EXCEED YOUR VISION
(Billions of yen)
500.0
450.0
400.0
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
-50.0
380.1
455.1
374.2
322.0
355.3
8.3
22.5
140.8
228.7
-20.3
7.6
22.9
147.0
297.0
-19.5
9.1
19.8
121.9
238.6
-15.3
8.0
20.0
109.1
200.7
-15.9
7.4
26.0
121.8
217.2
-17.2
2005/2Q
2005/3Q
2005/4Q
2006/1Q
2006/2Q
Other
Versus the year-ago period -0.8
Precision Products
Versus the year-ago period +3.4
Electronic Devices
Versus the year-ago period -18.9
Information Equipment
Versus the year-ago period -11.4
Eliminations

Quarterly Net Sales Comparison

▶Information equipment

EPSON
EXCEED YOUR VISION



(Billions of yen)
260.0
240.0
220.0
200.0
180.0
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
-20.0
228.7
9.6
25.6
194.9
1.5
217.2
6.6
27.4
183.3
-0.2
2005/2Q
2006/2Q

PC, Other

Versus the year-ago period -3.0

Visual Instruments

Versus the year-ago period +1.7

% sales	'05/2Q	'06/2Q
PRJ	71%	84%
PTV	13%	5%
Other	16%	11%

Printers

Versus the year-ago period -11.5

% sales	'05/2Q	'06/2Q
IJP	62%	60%
LP	15%	14%
BS	18%	21%
SCN, other	5%	5%

Eliminations

- Front PRJ: Sales of business & home units remained strong

- IJP: Sales that emphasize profitability, switch to new models in the 2nd half
- LP: Emphasized models with high PV & profitability
- BS: TM & SIDM remained strong

* IJP: Inkjet printer
LP: Laser printer
BS: Business systems
TM: Terminal module
SIDM: Serial-impact dot matrix printer
SCN: Scanner
PRJ: Projector
PTV: Projection TV

Quarterly Net Sales Comparison
▶Electronic devices

EPSON
EXCEED YOUR VISION



(Billions of yen)
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
-20.0
140.8
13.7
26.9
104.5
-4.3
121.8
26.2
24.9
75.2
-4.5
2005/2Q
2006/2Q

Quartz Devices
Versus the year-ago period +12.4

- Sales of products for the mobile phone, PC, and DSC markets remained strong

Semiconductors
Versus the year-ago period -1.9

- LCD-Dr: Improved model mix
  S-LSI: Volume down

Displays
Versus the year-ago period -29.3

- C-STN/MD-TFD/a-TFT: Volume up, ASPs down vs. year-ago
- LTPS: Volume and ASPs down
- HTPS: Volume up, ASPs down

% sales	'05/2Q	'06/2Q
C-STN	13%	16%
MD-TFD	29%	27%
a-TFT	33%	34%
LTPS	13%	7%
HTPS	12%	16%

Eliminations

* C-STN: Color STN
MD-TFD: Mobile digital thin-film diode
a-TFT: Amorphous-silicon TFT
LTPS: Low-temperature polysilicon TFT
HTPS: High-temperature polysilicon TFT
LCD-Dr: LCD driver
S-LSI: System LSI

Quarterly Selling, General and Administrative Expenses

EPSON
EXCEED YOUR VISION



(Billions of yen)
100
80
60
40
20
0
77.8
93.3
84.2
68.0
72.4
(% sales)
20.5%
20.5%
22.5%
21.1%
20.4%
44.7
5.7
7.1
20.1
48.8
13.3
10.3
20.9
49.1
6.6
8.0
20.4
38.8
4.0
4.6
20.5
41.3
4.9
5.9
20.2
2005/2Q
2005/3Q
2005/4Q
2006/1Q
2006/2Q
Other
Vs. the year-ago period -3.4
Advertising expenses
Vs. the year-ago period -0.8
Sales promotion expenses
Vs. the year-ago period -1.1
Salaries & wages
Vs. the year-ago period +0.1

Quarterly Operating Income

▶By business segment

EPSON
EXCEED YOUR VISION



(Billions of yen)
11.0
17.1
2.6
7.0
13.9
20
15
10
5
0
-5
-10
-15
10.8
2.6
1.1
-3.8
15.1
3.2
1.3
-3.0
14.7
0
-9.8
-2.4
14.1
1.3
-5.3
-3.2
18.1
1.4
-2.9
-2.9
2005/2Q
2005/3Q
2005/4Q
2006/1Q
2006/2Q
Information Equipment
Vs. the year-ago period +7.3
Electronic Devices
Vs. the year-ago period -5.5
Precision Products
Vs. the year-ago period +0.2
Other
Vs. the year-ago period +0.8

Operating Income Fluctuation Cause Analysis

EPSON
EXCEED YOUR VISION


(Billions of yen)
0
11.0
+3.9
Impact of exchange rate fluctuations
+6.3
Change in sales volume
Price fluctuations
-49.7
+32.6
Cost fluctuations
+7.9
S.G.A. decrease
+1.9
Other
13.9
Operating income
2005/2Q
¥2.9 billion increase
Operating income
2006/2Q

Statistics of Balance Sheet Items

EPSON
EXCEED YOUR VISION

Total assets



1,500
1,000
500
0
(Billions of yen)
1,207.0
1,298.2
1,374.5
1,325.7
1,326.2
End of March 2004
End of March 2005
End of September 2005
End of March 2006
End of September 2006

Inventories



200
100
0
(Billions of yen)
155.8
176.6
223.4
192.0
214.4
End of March 2004
End of March 2005
End of September 2005
End of March 2006
End of September 2006

Statistics of Balance Sheet Items

EPSON
EXCEED YOUR VISION

Interest-bearing liabilities & ratio of interest-bearing liabilities



800
400
0
(Billions of yen)
51.0%
37.9%
30.4%
32.4%
31.7%
610.9
457.5
395.2
429.6
420.7
End of March 2003
End of March 2004
End of March 2005
End of March 2006
End of September 2006

Shareholder's equity & equity ratio



600
400
200
0
(Billions of yen)
23.5%
34.3%
36.4%
35.8%
35.8%
281.3
414.3
472.8
474.5
475.4
End of March 2003
End of March 2004
End of March 2005
End of March 2006
End of September 2006

The definition of shareholder equity changed due to changes in accounting standards
End of June 2006: Shareholder equity = total net assets - minority interests in subsidiaries
Shareholder equity would be ¥475.6 billion using the old calculations

1. FY2006 1H Financial Results

2. FY2006 Business Outlook

FY2006 Business Outlook


EPSON
EXCEED YOUR VISION

(Billions of yen)	FY2005		FY2006				Change (amount & %)	
	Actual	%	Original plan	%	Current outlook	%	YoY	Vs. original plan
Net Sales	1,549.5	-	1,555.0	-	1,429.0	-	-120.5 -7.8%	-126.0 -8.1%
Operating Income	25.7	1.7%	40.0	2.6%	40.0	2.8%	+14.2 +55.3%	-
Ordinary Income	27.9	1.8%	40.0	2.6%	40.0	2.8%	+12.0 +42.9%	-
Net Income Before income taxes	-20.0	-1.3%	33.0	2.1%	33.0	2.3%	+53.0 -	-
Net Income	-17.9	-1.2%	14.0	0.9%	14.0	1.0%	+31.9 -	-
EPS	-¥91.24		¥71.30		¥71.30			
Exchange rate USD	¥113.31		¥112.00		¥114.00			
Exchange rate EUR	¥137.86		¥135.00		¥146.00			

* Exchange rates used in 7/26 outlook:
USD: 110.00 / EUR: 139.00

FY2006 Business Outlook (Net Sales)

▶By business segment



EPSON
EXCEED YOUR VISION
Full-year net sales
(Billions of yen)
1,549.5
1,555.0
1,429.0
32.9
85.7
526.9
976.4
-72.5
39.0
90.0
550.0
948.0
-72.0
30.0
89.0
462.0
910.0
-62.0
FY2005 Actual
FY2006 Original plan
FY2006 Current outlook
Other
Year-on-year -2.9
Vs. original plan -9.0
Precision Products
Year-on-year +3.2
Vs. original plan -1.0
Electronic Devices
Year-on-year -64.9
Vs. original plan -88.0
Information Equipment
Year-on-year -66.4
Vs. original plan -38.0
Eliminations
Half-year net sales
(Billions of yen)
706.0
677.3
849.0
751.6
20.0
45.0
251.0
429.0
-39.0
15.4
46.0
231.0
417.9
-33.1
19.0
45.0
299.0
519.0
-33.0
14.5
42.9
230.9
492.0
-28.8
1H Original plan
1H Actual
2H Original plan
2H Current outlook

Net Sales Outlook by Business

▶Information equipment segment



EPSON
EXCEED YOUR VISION



Full-year net sales
(Billions of yen)
976.4
948.0
910.0
38.3
104.6
840.0
-6.5
34.0
107.0
808.0
-1.0
29.0
101.0
781.0
-1.0
FY2005 Actual
FY2006 Original plan
FY2006 Current outlook
PC, Other
Year-on-year -9.3
Vs. original plan -5.0
Visual Instruments
Year-on-year -3.6
Vs. original plan -6.0
Printers
Year-on-year -59.0
Vs. original plan -27.0
Eliminations
Half-year net sales
(Billions of yen)
429.0
417.9
519.0
492.0
15.6
51.5
362.4
-0.6
12.8
52.2
353.3
-0.4
18.3
55.4
445.5
-0.3
16.1
48.7
427.6
-0.5
1H Original plan
1H Actual
2H Original plan
2H Current outlook

Net Sales Outlook by Business

▶Printer business



Full-year net sales
(Billions of yen)
840.0
808.0
781.0
900
800
700
600
500
400
300
200
100
0
5%
16%
14%
65%
5%
17%
15%
63%
5%
18%
14%
63%
FY2005 Actual
FY2006 Original plan
FY2006 Current outlook
Scanners, other
Business systems
Laser printers
Inkjet printers
Half-year net sales
(Billions of yen)
362.4
353.3
445.5
427.6
500
450
400
350
300
250
200
150
100
50
0
-50
5%
19%
16%
60%
5%
20%
14%
61%
5%
16%
15%
64%
5%
17%
13%
65%
1H Original plan
1H Actual
2H Original plan
2H Current outlook

EPSON
EXCEED YOUR VISION

Net Sales Outlook by Business

▶Visual instruments business



Full-year net sales
(Billions of yen)
104.6
107.0
101.0
110
100
90
80
70
60
50
40
30
20
10
0
18%
8%
74%
17%
7%
76%
13%
3%
84%
FY2005 Actual
FY2006 Original plan
FY2006 Current outlook
Other
Projection TVs
Projectors
Half-year net sales
(Billions of yen)
51.5
52.2
55.4
48.7
60
55
50
45
40
35
30
25
20
15
10
5
0
12%
7%
81%
12%
3%
85%
21%
6%
73%
14%
3%
83%
1H Original plan
1H Actual
2H Original plan
2H Current outlook
EPSON
EXCEED YOUR VISION

Net Sales Outlook by Business

▶Electronic device segment

EPSON
EXCEED YOUR VISION



Full-year net sales
(Billions of yen)
600
550
500
450
400
350
300
250
200
150
100
50
0
-50
526.9
550.0
462.0
70.6
102.6
368.3
-14.6
98.0
106.0
362.0
-16.0
99.0
91.0
288.0
-16.0
FY2005 Actual
FY2006 Original plan
FY2006 Current outlook
Quartz Devices
Year-on-year +28.3
Vs. original plan +1.0
Semiconductors
Year-on-year -11.6
Vs. original plan -15.0
Displays
Year-on-year -80.3
Vs. original plan -74.0
Eliminations
Half-year net sales
(Billions of yen)
350
300
250
200
150
100
50
0
-50
251.0
231.0
299.0
230.9
48.3
50.6
159.2
-7.3
49.4
47.1
141.7
-7.2
49.6
55.3
202.7
-8.6
49.5
43.8
146.2
-8.7
1H Original plan
1H Actual
2H Original plan
2H Current outlook

Net Sales Outlook by Business

▶Display business

EPSON
EXCEED YOUR VISION

Full-year net sales

(Billions of yen)

	FY2005 Actual	FY2006 Original plan	FY2006 Current outlook
Net sales	368.3	362.0	288.0
HTPS-TFT	12%	15%	16%
LTPS-TFT	13%	9%	6%
a-TFT	33%	40%	40%
MD-TFD	28%	23%	23%
C-STN	14%	13%	15%

Half-year net sales

(Billions of yen)

	1H Original plan	1H Actual	2H Original plan	2H Current outlook
Net sales	159.2	141.7	202.7	146.2
HTPS-TFT	14%	16%	15%	17%
LTPS-TFT	7%	8%	10%	5%
a-TFT	41%	33%	41%	43%
MD-TFD	24%	28%	21%	19%
C-STN	14%	15%	13%	16%

FY2006 Business Outlook (Operating Income)

▶By business segment



EPSON
EXCEED YOUR VISION

(Billions of yen)
Full-year operating income
25.7
40.0
40.0
80
70
60
50
40
30
20
10
0
-10
-20
-30
-40
0.9
2.3
45.0
-9.7
-12.7
0.0
4.0
1.0
52.0
-17.0
0.0
4.0
66.0
-17.0
-13.0
FY2005 Actual
FY2006 Original plan
FY2006 Current outlook
Eliminations
Precision Products
Year-on-year +1.6
Vs. original plan ±0
Information Equipment
Year-on-year +20.9
Vs. original plan +14.0
Electronic Devices
Year-on-year -7.2
Vs. original plan -18.0
Other
Year-on-year -0.2
Vs. original plan +4.0
(Billions of yen)
Half-year operating income
2.0
20.9
38.0
19.0
70
60
50
40
30
20
10
0
-10
-20
-30
1.0
15.0
-7.0
-7.0
0.4
2.7
32.3
-8.3
-6.2
3.0
8.0
37.0
-10.0
1.2
33.6
-8.6
-6.7
-0.4
1H Original plan
1H Actual
2H Original plan
2H Current outlook

Operating Income Trend and Outlook

EPSON EXCEED YOUR VISION



Operating income (billions of yen)
Operating margin
Operating income: Information equipment
Operating income: Electronic devices
Operating margin: Information equipment
Operating margin: Electronic devices
50
40
30
20
10
0
-10
-20
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
-5.0%
-10.0%
-15.0%
6.7%
4.5%
13.5%
3.6%
16.8%
7.1%
6.0%
0.5%
3.4%
-1.2%
5.6%
-2.5%
7.7%
-3.6%
6.8%
-3.8%
FY03/1H
FY03/2H
FY04/1H
FY04/2H
FY05/1H
FY05/2H
FY06/1H Actual
FY06/2H Current outlook

Achieving the Second-Half Outlook
▶Information equipment


EPSON
EXCEED YOUR VISION

Key second-half actions

◆ **Inkjet printer business**

- Boost sales of new products in the year-end shopping season
- Continue sales strategy that emphasizes profitability
- Improve sales of consumables that enhance customer convenience

◆ **Business system & laser printer business**

- Continue customer-engaged, high-margin business & low-cost operations

◆ **Visual instruments business**

- Continue to release competitive products


Claria


Photo all-in-one


Dot-matrix printer


Thermal label printer


Color laser printer


Full HD home projector

Achieving the Second-Half Outlook
▶Electronic devices

EPSON
EXCEED YOUR VISION

Key second-half actions

◆ **Display business**
- ➢ Expand sales by winning volume orders for mobile phones with differentiated technology
- ➢ Reduce costs
- ➢ Restructure fixed costs
  - ✓ Streamline workforce
  - ✓ Review & promote site streamlining

◆ **Semiconductor business**
- ➢ Restructure & consolidate sites to further improve efficiency

◆ **Quartz device business**
- ➢ Leverage the effects of the Epson Toyocom merger in production, development, and marketing to further improve profitability



Four-way 180-degree ultra-wide viewing angle



~500 ppi ultra-high-density 2.6" XGA LTPS LCD



7.1" direct-view HD LTPS LCD


EPSON
S2R72C05B
JAPAN

Controller LSI


EPSON TOYOCOM


E4575
A123B



High-precision gyro sensor

Outlook for Capital Expenditure and Depreciation & Amortization Expenses

EPSON
EXCEED YOUR VISION

Capital Expenditures



200
100
0
(Billions of yen)
74.4
68.7
151.2
112.5
100.0
FY2002
FY2003
FY2004
FY2005
FY2006
(Current outlook)

Depreciation and Amortization Expenses



200
100
0
(Billions of yen)
125.8
110.3
104.2
109.3
103.0
FY2002
FY2003
FY2004
FY2005
FY2006
(Current outlook)

Free Cash Flow Outlook

EPSON
EXCEED YOUR VISION



(Billions of yen)
200
100
0
-100
-200
-300
159.5
51.5
-107.9
182.6
117.3
-65.3
162.4
63.0
-99.3
117.4
22.2
-95.2
141.1
30.0
-111.1
Cash flow from investment
Cash flow from operations
Free cash flow
FY2002
FY2003
FY2004
FY2005
FY2006
(Current outlook)

Main Management Indicators

EPSON
EXCEED YOUR VISION



(%)
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
-2.0
-4.0
-6.0
4.5
3.4
3.2
10.9
6.1
5.2
12.6
6.8
5.8
2.1
1.8
-3.8
3.0
2.9
2.8
ROA: Ordinary income/Total Assets (avg. balance)
ROS: Ordinary income/net sales
ROE: Net income/shareholder's equity (avg. balance)
FY2002
FY2003
FY2004
FY2005
FY2006
(Current outlook)

Reform Plan for Improving Earnings Potential
— First-Half Progress —

EPSON
EXCEED YOUR VISION

Epson Group
Mid-Range Business Policies

1 Redefine & reinforce the business and product portfolio

Give direction to the inkjet-related product portfolio

2 Reorganize the electronic device businesses

Promote structural and overall staffing structure reforms

3 Streamline costs

Promote thorough design-to-cost and cost streamlining

4 Reform the governance system

Introduce a corporate executive officer system to clarify corporate execution decisions and supervision, reduce the number of directors, reduce director terms to one year and increase importance of annual performance evaluations

5 Reform the corporate culture

Go back to the spirit of "Creativity and challenge," "S&A," and "One Epson" to radically boost earnings potential and ensure solid future growth.

Reform Plan for Improving Earnings Potential Is in Progress

EPSON

EXCEED YOUR VISION

(1) October 18, 2006 Announcement of Revised Financial Results Outlook

News Release

Announcement of Revised Financial Results Outlook

- TOKYO, Japan, October 18, 2006 -

Seiko Epson Corporation ("Epson") today issued a revised consolidated and non-consolidated financial results outlook for the half year ending September 30, 2006 and for the full year ending March 31, 2007. The revised outlook amends the previous forecast that was announced on April 25, 2006. Details of the revision are provided below.

1. Revised consolidated financial results outlook

Half year ending September 30, 2006
(Unit: billion yen)

	Net sales	Operating income	Ordinary income	Net income (loss)
Previous outlook (A)	706.0	2.0	3.0	(11.0)
Revised outlook (B)	677.3	20.9	20.8	0.4
Difference (B) – (A)	-28.7	+18.9	+17.8	+11.4
Change (%)	-4.1%	+945.0%	+593.3%	-
1H FY2005	720.2	6.0	8.9	(1.2)

Full year ending March 31, 2007
(Unit: billion yen)

	Net sales	Operating income	Ordinary income	Net income (loss)
Previous outlook (A)	1,555.0	40.0	40.0	14.0
Revised outlook (B)	1,429.0	40.0	40.0	14.0
Difference (B) – (A)	-126.0	-	-	-
Change (%)	-8.1%	-	-	-
FY2005	1,549.6	25.8	28.0	(17.9)

Forecasted net income per share (full year) 71.30 yen

2. Revised non-consolidated financial results outlook

Half year ending September 30, 2006
(Unit: billion yen)

	Net sales	Ordinary income (loss)	Net income (loss)
Previous outlook (A)	419.0	5.0	1.0
Revised outlook (B)	418.1	27.7	7.8
Difference (B) – (A)	-0.9	+22.7	+6.8
Change (%)	-0.2%	+454.0%	+680.0%
1H FY2005	443.3	(3.4)	(0.3)

Full year ending March 31, 2007
(Unit: billion yen)

	Net sales	Ordinary income (loss)	Net income (loss)
Previous outlook (A)	877.0	9.0	6.0
Revised outlook (B)	827.0	34.0	1.0
Difference (B) – (A)	-50.0	+25.0	-5.0
Change (%)	-5.7%	+277.8%	-83.3%
FY2005	863.2	(20.1)	(59.2)

Forecast net income per share (full year) 5.09 yen

3. Reasons for revision

Epson has revised its previously announced outlook due to changing business conditions.
First-half consolidated net sales are expected to be lower than stated in the company's previous outlook largely due to sharply lower than projected demand for amorphous-silicon TFT LCDs in applications other than mobile phones.

Consolidated operating income and ordinary income, meanwhile, are now expected to sharply exceed the previous outlook. The increase in income is chiefly due to Epson's cost-reduction initiatives, the effects of lower fixed costs and a weaker yen, and a revamped inkjet product mix that has been carefully tailored to each region in line with a marketing strategy that emphasizes profitability. Instead of a consolidated net loss as was previously forecast, Epson now expects net income.
The non-consolidated net income estimate was revised as shown above due to a □7.5 billion write-down of subsidiary company shares that was recognized as an extraordinary loss.

In the second half, consolidated net sales are expected to decline sharply in the display business. In addition to continued flat demand for low-temperature polysilicon TFT LCDs in non-handset applications, a dip in demand from the mobile phone market and lower unit volume in amorphous-silicon TFT LCDs and MD-TFD LCDs will weigh on sales. In inkjet printers, meanwhile, Epson will seek to aggressively expand sales by introducing new products for the year-end shopping season. However, continued fierce competition is expected.
Consolidated income is expected to decline primarily due to sharply lower sales in the display business and competitor's price offensives in the inkjet printer business.

Given the projected first-half results and the aforementioned expectations for the second half, Epson will seek to meet its full-year income targets by aggressively expanding sales, moving forward with restructuring efforts in electronic devices, and continue driving toward low-cost operations.
The non-consolidated results outlook was revised downward because, although ordinary income is forecast to exceed expectations mainly in the information-related equipment businesses, net income will be negatively impacted by the write-down of subsidiary company shares.

For the foregoing reasons, we are revising our previously announced forecast.

Cautionary statement
This report includes forward-looking statements that are based on management's view from the information available at the time of the announcement. These statements involve risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Epson include, but are not limited to, general economic conditions, the ability of Epson to continue to introduce new products and services to markets in a timely fashion, consumption trends, competition, technology trends and exchange rate fluctuations.

(2) October 25, 2006 Yasu Semiconductor Corp. Asset Transfer and Dissolution

News Release

Yasu Semiconductor Corp. Asset Transfer and Dissolution

- TOKYO, Japan, October 25, 2006 -

Seiko Epson Corp. (Epson) and OMRON Corp. (OMRON) today announced they had come to a basic agreement by which Epson would transfer to OMRON the assets of the semiconductor business of its subsidiary, Yasu Semiconductor Corp. (YSC).

At the same time, Epson announced the decision made at its board meeting today to dissolve YSC.

1. Reasons for the transfer
On March 16, Epson announced Creativity & Challenge 1000, its mid-range business plan that included a number of measures aimed at restoring profitability to each of its businesses. Following on from its acquisition of YSC as a wholly-owned subsidiary in July, Epson has set about determining a comprehensive and forward-looking direction for YSC, and has committed itself to negotiations targeting a business transfer or other form of business cooperation to achieve this goal. The result of these efforts is the agreement announced today.

Epson continues to implement its plan of restructuring and reorganizing its semiconductor business. Aiming to achieve a thorough streamlining of the business, the company is seeking to consolidate and reorganize its manufacturing sites and production lines. The company is implementing structural reform plans as it seeks further efficiencies in its operations.

The dissolution of YSC is planned to take place at the same time as the transfer of assets, in March 2007.

2. Outline of the agreement

(1) Company to which YSC is to be transferred
OMRON Corporation

(2) Items to be transferred
Assets of YSC's semiconductor business

(3) Planned date of transfer
March 2007

3. Outline of YSC (as of March 31, 2006)

(1) Business name — Yasu Semiconductor Corporation
(2) Representative — Tsuguo Gomi (president)
(3) Head Office address — 686-1 Ichimiyake, Yasu, Shiga, Japan
(4) Date established — June 28, 2001
(5) Capitalization — 16,170 million yen
(6) Principle line of business — Semiconductor manufacturing
(7) Fiscal year end — March 31
(8) Employees — 209
(9) Recent financial results

(Unit: millions of yen)

	Fiscal year ended March 31, 2005	Fiscal year ended March 31, 2006
Net sales	10,549	9,997
Ordinary income	307	291
Net income	173	167
Total assets	19,067	20,051
Net assets	17,308	17,475

4. Outline of OMRON (as of March 31, 2006)

(1) Business name — OMRON Corporation
(2) Representative — Hisao Sakuta, President & CEO
(3) Head Office address — Shiokoji Horikawa, Shimogyo-ku, Kyoto, Japan
(4) Date established — May 19, 1948 (founded May 10, 1933)
(5) Capitalization — 64,100 million yen
(6) Business lines — Manufacturing and sales of electrical machinery, applied electronic equipment, precision equipment, healthcare products, and others
(7) Employees — 27,408 (consolidated)

5. Business outlook
This transaction is not expected to have a material affect on Epson's financial outlook.

About Epson

Epson is a global leader in imaging products including printers, 3LCD projectors and small- and medium-sized LCDs. With an innovative and creative culture, Epson is dedicated to exceeding the vision and expectations of customers worldwide with products known for their superior quality, functionality, compactness and energy efficiency.
Epson is a network of 90,701 employees in 120 companies around the world, and is proud of its ongoing contributions to the global environment and to the communities in which it is located. Led by the Japan-based Seiko Epson Corp., the Group had consolidated sales of 1549.5 billion yen in fiscal 2005.

Contact:
Seiko Epson Corp.
Brand Strategy & Communications
Contact us by e-mail
URL: http://www.epson.co.jp/e/

(3) October 25, 2006 Consolidated Results for the Half Year Ended September 30, 2006

News Release

Consolidated Results for the Half Year Ended September 30, 2006

October 25, 2006

Consolidated Financial Highlights

(Millions of yen, thousands of U.S. dollars, except for per share data)

Income statements and cash flows data

	Six months ended September 30		Change	Year ended March 31, 2006	**Six months ended September 30, 2006**
	2005	**2006**			
Statements of income data:					
Net sales	¥720,244	**¥677,390**	(5.9%)	¥1,549,568	**$5,745,462**
Operating income	6,004	**20,960**	249.1%	25,758	**177,778**
Income (loss) before income taxes and minority interest	7,699	**16,218**	110.7%	(20,047)	**137,557**
Net income (loss)	(1,161)	**413**	-%	(17,917)	**3,503**
Statements of cash flows data:					
Cash flows from operating activities	26,872	**49,638**	84.7%	117,497	**421,018**
Cash flows from investing activities	(58,398)	**(47,560)**	(18.6%)	(95,266)	**(403,393)**
Cash flows from financing activities	52,959	**(13,497)**	-%	19,123	**(114,478)**
Cash and cash equivalents at the end of the period	257,737	**269,078**	4.4%	280,114	**2,282,256**
Per share data:					
Net income (loss) per share -Basic	(¥5.91)	**¥2.10**	-%	(¥91.24)	**$0.02**
-Diluted	¥-	**¥-**	-%	¥-	**$-**

Balance sheets data

	September 30		March 31, 2006	**September 30, 2006**
	2005	**2006**		
Total assets	¥1,374,228	**¥1,324,843**	¥1,325,206	**$11,237,006**
Shareholders' equity	479,475	**475,408**	474,520	**4,032,299**
Shareholders' equity ratio (%)	34.9%	**35.9%**	35.8%	**35.9%**
Shareholders' equity per share	¥2,441.77	**¥2,421.06**	¥2,416.54	**$ 20.53**

Notes

I. The consolidated figures are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated figures prepared by the Company as required by the Securities and Exchange Law of Japan.

II. Figures in 'Change' column are comparisons with the same period of the previous year.

III. Diluted net income per share are presented only if there are dilutive factors present.

IV. U.S. dollar amounts are included solely for the convenience of readers. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate. The rate of ¥117.90 = U.S.$1 at September 30, 2006 has been used for the purpose of presentation.

Click here to see a full version of the consolidated results and supplementary information, and an explanatory presentation

(4) November 13, 2006 Epson and Microsoft Announce a Cross-License of their Patent Holdings – The Agreement Allows Expanded Intellectual Property Access for Each Company

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Newsroom Home » Newsroom Archive » November 13

News Release

Epson and Microsoft Announce a Cross-License of their Patent Holdings
- The Agreement Allows Expanded Intellectual Property Access for Each Company

- REDMOND, Washington, and TOKYO, Japan, November 13, 2006 -

Today, Seiko Epson Corp. ("Epson") and Microsoft Corp. announced a cross-licensing agreement that allows increased access to each company's respective patent portfolios. The agreement will enable each company to broaden its product offerings and deliver more comprehensive, cost-effective solutions. Terms of the agreement were not disclosed.

The expansion of the long-standing partnership between Epson and Microsoft will promote the exchange and implementation of patented technologies in many consumer and business electronics product areas.

"With this agreement we can share technologies that each company has invested in and bring the resulting success to the marketplace," said Masataka Kamiyanagi, Executive Officer of Epson's Intellectual Property Division. "We expect to expand our mutual relations in order to protect our intellectual properties on a global level, especially against counterfeit problems."

"Epson is an important industry ally for us and by sharing our intellectual property we can extend the reach of our respective innovations to our customers," explained Marshall Phelps, Corporate Vice President and Deputy General Counsel for Microsoft. "Intellectual property licensing is a cornerstone of today's software industry and essential for the development of comprehensive technology solutions."

Epson is very active in filing and securing patents, and has maintained an outstanding position in the global patent rankings, particularly in Japan where it was ranked third in published patents in 2005.

Microsoft has established a solid record of collaborating with other technology innovators and has entered into cross-licensing agreements with several leading technology companies, including Toshiba, NEC, Nortel, Cisco Systems Inc., Siemens AG and SAP AG.

About Epson
Epson is a global leader in imaging products including printers, 3LCD projectors and small- and medium-sized LCDs. With an innovative and creative culture, Epson is dedicated to exceeding the vision and expectations of customers worldwide with products known for their superior quality, functionality, compactness and energy efficiency.
Epson is a network of 102,025 employees in 120 companies around the world, and is proud of its ongoing contributions to the global environment and to the communities in which it is located. Led by the Japan-based Seiko Epson Corp., the Group had consolidated sales of 1549.5 billion yen in fiscal 2005.

Contact:
Seiko Epson Corp.
Brand Strategy & Communications
Contact us by e-mail
URL: http://www.epson.co.jp/e/

About Microsoft
Founded in 1975, Microsoft (Nasdaq "MSFT") is the worldwide leader in software, services and solutions that help people and businesses realize their full potential.

(5).	November 27, 2006	Epson Announces Settlements, Consent Orders and Default Judgments in the ITC Action Filed against 24 Aftermarket Cartridge Companies

News Release

Epson Announces Settlements, Consent Orders and Default Judgments in the ITC Action Filed against 24 Aftermarket Cartridge Companies

- LONG BEACH, United States, November 27, 2006 -

Epson has entered settlement agreements in a patent infringement action pending with the U.S. International Trade Commission ("ITC") and similar lawsuits pending in the U.S. District Court in Portland, Ore., with five suppliers of aftermarket printer supplies and their related companies. Among the settling defendants are three major manufacturers of aftermarket printer supplies: Artech GMBH of Germany, Ink Lab Co. Ltd. of Hong Kong, and InkTec Co. Ltd. of Korea. Also settling are two major U.S. distributors of aftermarket printer supplies: Inkjetwarehouse.com Inc. of Canton, Conn., and Rhinotek Computer Products Inc. of Compton, Calif. As part of the District Court settlements and proposed ITC consent orders, each of the defendants has acknowledged the validity and infringement of at least 10 Epson patents and agreed to cease importing a wide range of infringing cartridges for Epson desktop inkjet printers.

Three additional companies agreed to consent orders in the ITC case that commit them to cease all U.S. imports of the accused cartridges for Epson desktop inkjet printers. The companies that agreed to consent orders that will be submitted to the ITC for approval include one major manufacturer and two U.S. distributors of aftermarket cartridges for Epson inkjet printers: Master Ink Co. Ltd. of Hong Kong, Ribbon Tree (USA) Inc. dba Cana-Pacific Ribbons Inc. of Ferndale, Wash., and Apex Distributing Inc. also of Ferndale, Wash. These ITC consent orders do not resolve the U.S. District Court cases pending in Portland against these companies.

In addition to the settlements and consent orders, the ITC judge ordered default judgments against eight companies named in the ITC action that failed to file responses within the required time limits. The defaulting companies are: AcuJet U.S.A., Inc. of Industry, Calif., Butterfly Print Image Corp. Ltd. of Hong Kong, Glory South Software Manufacturing Inc. of Buena Park, Calif., Mipo International Ltd. of Hong Kong, Mipo America Inc. of Miami, Tully Imaging Supplies Ltd. of Hong Kong, Wellink Trading Company Ltd. of Macao, and Ribbon Tree Trading Co. Ltd. of Macao. Some of these companies have also defaulted in the related U.S. District Court case in Portland.

The respondents that settled, entered consent orders or defaulted have collectively imported large volumes aftermarket cartridge components and finished cartridges into the United States for distribution through all channels where aftermarket cartridges are commonly sold including: office supply superstores, consumer electronic stores, computer specialty stores, catalog resellers, refill franchisees, internet resellers and re-export channels. The respondents' cartridges were distributed primarily in a wide range of unbranded packaging but also under many different brand names belonging to the respondents or their customers including: AcuJet, Amazon Imaging, Basix, ColorJet, Inkees, InkTec, Mipo, Nikko, RhinoTek and Staples.

Trial in the ITC action against the few remaining respondents is scheduled for January 2007 in Washington D.C. before the Honorable Paul Luckern. Epson seeks a general exclusion order in the ITC action barring all imports of infringing cartridges by the respondents and all other importers. The U.S. District Court case is stayed against the defendants until resolution of the ITC case. Epson seeks a permanent injunction and treble damages for willful infringement in the District Court case.

"We commend the settling defendants for taking such decisive action to respect Epson's patents and compete fairly," said Keith Kratzberg, vice president of Marketing, Epson America. "We will continue to pursue the ITC action and the pending District Court lawsuit vigorously and take whatever other action may be necessary to protect Epson from unfair competition through patent infringement or the distribution of counterfeit ink cartridges."

About Epson Portland Inc.
Epson Portland Inc. is the U.S.-based manufacturing subsidiary of Japan-based Seiko Epson Corporation. Historically a printer manufacturer (from its opening day in July of 1986 until August of 2001 Epson Portland built over 15 million printers for business, government and personal use), the company currently manufactures ink cartridges for ink jet printers, refurbishes optical engines for LCD projectors and performs precision injection molding of proprietary plastic parts. Epson Portland manufactures over 40 million cartridges annually for sale in the United States and elsewhere.

About Epson America Inc.
Epson America is the US based marketing and service subsidiary of Seiko Epson Corp. Epson America offers an extensive array of award-winning image capture and image output products for the consumer, business, photography and graphic arts market throughout North, Central and South America. The company is also a leading supplier of value-added point-of-sale (POS) printers and transaction terminals for the retail market. Epson America Inc. is headquartered in Long Beach, Calif.

About Seiko Epson Corp.
Epson is a global leader in imaging products including printers, 3LCD projectors and small- and medium-sized LCDs. With an innovative and creative culture, Epson is dedicated to exceeding the vision and expectations of customers worldwide with products known for their superior quality, functionality, compactness and energy efficiency.
Epson is a network of 102,025 employees in 120 companies around the world, and is proud of its ongoing contributions to the global environment and to the communities in which it is located. Led by the Japan-based Seiko Epson Corp., the Group had consolidated sales of 1549.5 billion yen in fiscal 2005.

